                                                               EXHIBIT (a)(1)(A)

                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                                       OF
                                 SYNAVANT INC.
                                       AT
                              $2.83 NET PER SHARE
                                       BY
                             AMGIS ACQUISITION CO.
                           A WHOLLY-OWNED SUBSIDIARY
                                       OF
                          DENDRITE INTERNATIONAL, INC.

THIS OFFER IS BEING MADE BY THE PURCHASER TO ACQUIRE ALL OF THE OUTSTANDING SHARES OF THE COMPANY FOR $2.83 PER SHARE. ON MAY 9, 2003, THE COMPANY'S BOARD OF DIRECTORS APPROVED DENDRITE'S $2.83 OFFER AND THE MERGER DESCRIBED IN THIS STATEMENT. ON MAY 15, 2003, THE PURCHASER PROPOSED TO INCREASE ITS OFFER TO ACQUIRE THE COMPANY'S OUTSTANDING STOCK TO $3.22 PER SHARE. THE COMPANY'S BOARD OF DIRECTORS HAS NOT APPROVED THE PURCHASER'S REVISED BID AND IS CURRENTLY EVALUATING THE PROPOSAL. THIS OFFER RELATES ONLY TO THE $2.83 OFFER APPROVED BY THE COMPANY'S BOARD OF DIRECTORS. IF AND WHEN THE COMPANY APPROVES OUR HIGHER PROPOSAL, WE WILL AMEND THIS OFFER IN ACCORDANCE WITH THE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION.

     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON FRIDAY, JUNE 13, 2003, UNLESS THE OFFER IS EXTENDED.

     Amgis Acquisition Co., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Dendrite International, Inc., a New Jersey corporation ("Dendrite"), is offering to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of SYNAVANT Inc., a Delaware corporation (the "Company"), including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $2.83 per Share, net to the seller in cash (the "Offer Price"), without interest, upon the terms and subject to the conditions described in Delaware General Corporation Law ("DGCL") this Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 9, 2003, (the "Merger Agreement") among Dendrite, the Purchaser and the Company. The Merger Agreement provides, among other things, that, after the purchase of the Shares pursuant to the Offer and the satisfaction or waiver of the other conditions described in the Merger Agreement, and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware, the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company, which will continue as the surviving corporation (the "Surviving Corporation"), will become a wholly-owned subsidiary of Dendrite. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than treasury Shares held by the Company, Shares held by the Company, Dendrite or the Purchaser, and Shares held by stockholders who are entitled to demand and properly demand appraisal of their Shares pursuant to, and who comply in all respects with the provisions of, Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive the Offer Price, in cash, without interest.

     The Company's Board of Directors has unanimously determined to (1) terminate the Agreement and Plan of Merger, dated as of April 12, 2003 (the "Cegedim Merger Agreement") among Cegedim SA, a corporation organized under the laws of France ("Cegedim"), Jivago Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Cegedim ("Jivago"), and the Company and (2) withdraw its recommendation that the Company's stockholders tender their Shares to Jivago pursuant to the offer by Jivago to purchase any and all of the outstanding Shares at a purchase price of $2.30 per Share (the "Jivago Offer").

     The Company's Board of Directors has unanimously determined that the Merger Agreement, the Offer, and the Merger are advisable and in the best interests of the Company and its stockholders, and has recommended that the Company's stockholders tender their Shares in the Offer.

     The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer, the number of Shares which constitutes at least a majority of the Shares outstanding on a diluted basis on the date of acceptance for payment ("on a diluted basis" means the number of Shares outstanding, together with the Shares which the Company may be required to issue pursuant to warrants, options, or obligations outstanding at that date under employee stock or similar benefit plans or otherwise to the extent that the exercise prices or strike prices in respect of such warrants, options, or obligations are less than the Offer Price), and (ii) the Merger Agreement has not been terminated in accordance with its terms. The Offer is also subject to certain other conditions contained in this Offer to Purchase. The Offer is not contingent on any financing condition.

                             ---------------------

                      THE DEALER MANAGER FOR THE OFFER IS:

                                  ADVEST, INC.

May 16, 2003

                                   IMPORTANT

     Any stockholder desiring to tender all or any portion of such stockholder's Shares should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) evidencing tendered Shares, and any other required documents, to American Stock Transfer & Trust Co. (the "Depositary"), (2) tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 2 ("Procedures for Tendering Shares") of this Offer to Purchase, or (3) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares.

     In order to validly tender Shares, a stockholder must tender the associated preferred stock purchase rights (the "Rights") that were granted under the Rights Agreement, dated August 29, 2000, between the Company and Equiserve Trust Company, N.A., as amended by Amendment No. 2 thereto, dated May 9, 2003 (as amended, the "Rights Agreement"). Until the Distribution Date (as defined in the Rights Agreement) (see Section 2 ("Procedures for Tendering Shares")), the Rights will be evidenced by the certificates for Shares registered in the names of the holders thereof, and until a Distribution Date the tender of a Share will constitute a tender of the associated Right. Upon a Distribution Date, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Shares originally issued after the Distribution Date), and such separate Rights Certificates alone will thereafter evidence the Rights.

     A stockholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 2 ("Procedures for Tendering Shares").

     Copies of this Offer to Purchase, the Letter of Transmittal or any related documents must not be mailed to or distributed or sent in, into or from any country where such distribution or offering would require any additional measures to be taken or would be in conflict with any law or regulation of such country or any political subdivision thereof. Persons into whose possession this document comes are required to inform themselves about and to observe any such laws or regulations. This Offer to Purchase may not be used for, or in connection with, any offer to or solicitation by anyone in any jurisdiction or under any circumstances in which such offer or solicitation is not authorized or is unlawful.

     Questions or requests for assistance may be directed to Strategic Stock Surveillance, LLC (the "Information Agent") or to Advest, Inc. (the "Dealer Manager") at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the other related tender offer materials may also be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

                               TABLE OF CONTENTS

Summary Term Sheet...............................................    1
Introduction.....................................................    6
The Tender Offer.................................................    8
 1.  Terms of the Offer..........................................    8
 2.  Procedures for Tendering Shares.............................    9
 3.  Acceptance for Payment and Payment for Shares...............   12
 4.  Withdrawal Rights...........................................   13
 5.  Certain U.S. Federal Income Tax Consequences................   14
 6.  Price Range of Shares; Dividends............................   15
 7.  Certain Information Concerning the Company..................   15
 8.  Certain Information Concerning the Purchaser and Dendrite...   16
 9.  Source and Amount of Funds..................................   18
10.  Background of the Offer; The Merger Agreement...............   18
11.  Purpose of the Offer; Plans for the Company after the Offer
     and the Merger..............................................   32
12.  Dividends and Distributions.................................   34
13.  Effect of the Offer on the Market for the Shares; Exchange
     Listing and Exchange Act Registration.......................   34
14.  Certain Conditions of the Offer.............................   35
15.  Certain Legal Matters and Regulatory Approvals..............   36
16.  Fees and Expenses...........................................   37
17.  Miscellaneous...............................................   38
Schedule I -- Information Concerning the Directors and Executive
  Officers of Dendrite and the Purchaser.........................   39
Annex A -- Section 262 of DGCL -- Appraisal Rights...............  A-1

                               SUMMARY TERM SHEET

     The Purchaser is offering to purchase all of the outstanding Shares for $2.83 per Share, net to the seller in cash. Through a question and answer format, this summary term sheet is designed to explain to you, the stockholders of the Company, a number of important terms of the proposed transaction. This summary term sheet serves only as an introduction, and we urge you to carefully read the remainder of this Offer to Purchase and the accompanying Letter of Transmittal in order to educate yourself fully on the details of the proposed transaction. Cross-referenced text refers to sections within this Offer to Purchase, unless otherwise noted.

WHO IS OFFERING TO BUY THE SHARES?

     Our name is Amgis Acquisition Co. We are a Delaware corporation formed for the purpose of making a cash tender offer for all of the outstanding Shares. We are a wholly-owned subsidiary of Dendrite International, Inc., a New Jersey corporation, whose shares of common stock are listed on The Nasdaq National Market. See Section 8 ("Certain Information Concerning the Purchaser and Dendrite").

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER? HOW MUCH IS THE PURCHASER OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

     We are offering to purchase all of the outstanding shares of Common Stock (including the associated preferred stock purchase rights) of the Company for $2.83 per share, net to you, in cash.

WILL I HAVE TO PAY ANY FEES OR EXPENSES?

     If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

WHAT IS THE PURPOSE OF THE OFFER?

     The purpose of the Offer is to enable Dendrite to acquire control of, and the entire equity interest in, the Company. Following the Offer, Dendrite intends to acquire any remaining equity interest in the Company that was not acquired during the Offer at a price equal to $2.83 per Share in cash pursuant to a Merger of the Purchaser with and into the Company. See "Introduction" and
Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger").

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

     We are not obligated to purchase any Shares that you validly tender unless the total number of Shares validly tendered and not withdrawn before the expiration date of the Offer represents, in the aggregate, at least a majority of the outstanding Shares (assuming the exercise of all warrants, options, restricted stock units or other obligations outstanding that have strike prices or exercise prices less than $2.83).

     We are also not obligated to purchase any Shares you validly tender if any other conditions set forth in Section 14 ("Certain Conditions of the Offer") and discussed in Section 1 ("Terms of the Offer") are not satisfied or waived. The Offer is not conditioned on any financing being obtained by the Purchaser or Dendrite.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

     The Offer expires at 11:59 P.M., New York City time, on Friday, June 13, 2003, unless we extend the Offer. This is called the initial Expiration Date (as defined below). See Section 1 ("Terms of the Offer"). Please note that, if you cannot deliver everything that is required in order to validly tender your Shares by the initial expiration date, you may be able to use a guaranteed delivery procedure. The guaranteed delivery procedure is described later in this Offer to Purchase under Section 2 ("Procedures for Tendering Shares").

HAS THE COMPANY'S BOARD OF DIRECTORS RECEIVED A HIGHER OFFER?

     On May 13, 2003, the Company's Board of Directors received a proposal from Cegedim to acquire all the outstanding Shares for $3.15 per Share. In response to Cegedim's proposal, we proposed to increase our offer to $3.22 per Share. In addition, we offered to advance up to $10,000,000 to the Company as a bridge loan to provide short-term liquidity, which funds would be used to pay off the CapitalSource Facility (as defined below) and for general working capital purposes. The Company's Board of Directors is currently considering both proposals. Under the terms of our revised proposal, we would increase our purchase price to $3.22 per Share and all of the other terms and conditions of the Offer and the Merger would remain the same.

     If the Company's Board of Directors approves our revised proposal or another proposal by us, we would file an amendment to this Offer to Purchase in accordance with applicable rules and regulations of the Securities and Exchange Commission ("SEC").

WHAT WILL HAPPEN IF I TENDER MY SHARES AND YOU INCREASE YOUR OFFER?

     If you tender your Shares under this Offer and our subsequent price increase is approved by the Company's Board of Directors, you will receive the higher purchase price. We will advise you of all of the revised terms of any such offer. Once you tender your shares to us, you need not take any action in order to receive the higher purchase price.

CAN THE PURCHASER EXTEND THE OFFER PAST THE INITIAL EXPIRATION DATE AND UNDER WHAT CIRCUMSTANCES?

     Yes. We can and may be required to extend the Offer past the initial expiration date. If we do so, you will be able to tender your Shares until 11:59 P.M., New York City time, on the new expiration date.

     Several terms, which were negotiated by the parties, define the circumstances in which we can extend the Offer, including that: (i) if any conditions to the Offer have not been satisfied or waived, the Offer may be extended by the Purchaser but in no event may it be extended past August 1, 2003 without the Company's prior written consent, provided that if requested by the Company, the Purchaser shall, on two occasions, extend the expiration date of the Offer for a period not to exceed an aggregate of ten business days, if any condition to the Offer has not been satisfied or waived and the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC,
(ii) the Offer may be extended by the Purchaser on one occasion, for up to 10 business days if 90% of the Shares have not been validly tendered pursuant to the Offer, notwithstanding that all conditions to the Offer are satisfied as of such expiration date of the Offer, or (iii) the Offer may be extended if we are required by law to extend the Offer. See Section 1 ("Terms of the Offer").

HOW DO I FIND OUT IF THE PURCHASER EXTENDS THE OFFER?

     If we extend the Offer, we will announce an extension no later than 9:00 a.m., New York City time, on the business day after a scheduled expiration date by issuing a press release and informing American Stock Transfer & Trust Co., who is the depositary for the Offer (the "Depositary"). See Section 1 ("Terms of the Offer").

HOW DO I GET PAID FOR MY TENDERED SHARES?

     We will pay for the Shares accepted for payment by depositing the purchase price with the Depositary. The Depositary will transmit to you the payment for all Shares accepted for payment. See Section 3 ("Acceptance for Payment and Payment for Shares").

HOW DO I TENDER MY SHARES?

     To tender your Shares, you must either deliver your share certificates, together with a completed and signed Letter of Transmittal (or a facsimile copy of it), any required signature guarantees and any other required documents, to the Depositary or tender your Shares using the book-entry procedure described in
Section 2 ("Procedures for Tendering Shares"), in each case on or prior to the expiration date. If your Shares are held in street name, you can tender the Shares held by your nominee through The Depository Trust Company.

     These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and Section 2 ("Procedures for Tendering Shares").

     If you cannot get all of the documents or instruments that you are required to deliver to the Depositary, you can still tender your Shares if a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of a recognized Securities Transfer Agents Medallion Program or any other eligible institution guarantees that the Depositary will receive the missing items within three Nasdaq National Market trading days. For the tender to be valid, the Depositary must actually receive the missing items within that three-day period. See Section 2 ("Procedures for Tendering Shares").

UNTIL WHAT TIME CAN I WITHDRAW MY PREVIOUSLY TENDERED SHARES?

     You can withdraw your tendered Shares at any time on or prior to the scheduled expiration date. After the Offer expires, the tender is irrevocable unless we have not accepted for payment your Shares by July 15, 2003. At and after this date, you can withdraw your tendered Shares until we accept them for payment. See Section 4 ("Withdrawal Rights").

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

     To withdraw your Shares, you must deliver to the Depositary written transmission notice of withdrawal that specifies your name, the number of Shares being withdrawn and the name of the registered holder of the Shares, if different from the person who tendered the Shares. If you tendered your Shares by giving instructions to a broker or nominee, you must instruct your broker or nominee to arrange for the withdrawal of your Shares. See Section 4 ("Withdrawal Rights").

WHAT ARE THE TAX CONSEQUENCES OF THE SALE OF SHARES PURSUANT TO THE OFFER?

     The sale of Shares to us through the Offer will be a taxable transaction for U.S. federal income tax purposes. For U.S. federal income tax purposes, you will generally recognize capital gain or loss equal to the difference, if any, between the amount of cash that you receive from us for the Shares and the adjusted tax basis of your Shares.

     We encourage you to consult with your own tax advisor about the particular effect the Offer will have on you. See Section 5 ("Certain U.S. Federal Income Tax Consequences").

WHAT IS THE TOTAL AMOUNT OF FUNDS THAT WILL BE REQUIRED TO CONSUMMATE THE PROPOSED TRANSACTION?

     We estimate that we will require approximately $48 million (and in any event no more than $55 million) to consummate the Offer and to pay fees and expenses related to the Offer and Merger. See Section 9 ("Source and Amount of Funds").

DOES THE PURCHASER HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT FOR TENDERED SHARES?

     Yes. We will obtain all necessary funds through capital contributions or advances by Dendrite. Dendrite will have sufficient funds from cash on hand to fully fund the Offer and the Merger. See Section 9 ("Source and Amount of Funds").

IS THE PURCHASER'S FINANCIAL CONDITION RELEVANT TO MY DECISION ON WHETHER TO TENDER SHARES IN THE OFFER?

     We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because: (1) the Offer consists solely of cash; (2) the Offer is not subject to any financing condition; (3) Dendrite will have adequate cash; and (4) the Offer is for all outstanding Shares.

WHAT DOES THE COMPANY'S BOARD OF DIRECTORS THINK OF THE OFFER?

     On May 9, 2003, the Company's Board of Directors unanimously:

     - terminated the Cegedim Merger Agreement and withdrew its recommendation that the Company's stockholders tender their Shares to Jivago pursuant to the Jivago Offer;

     - determined that each of the Offer, the Merger and the Merger Agreement are advisable and in your best interests; and

     - recommended that you tender your Shares in the Offer.

     See "Introduction" and Section 11 ("Purpose of the Offer; Plans for the Company after the Offer and the Merger").

HAVE ANY STOCKHOLDERS ALREADY AGREED TO TENDER THEIR SHARES?

     There is no stockholder tender agreement in place in connection with the Offer.

IF AT LEAST A MAJORITY OF THE SHARES ARE TENDERED AND ACCEPTED FOR PAYMENT, WHAT HAPPENS TO THE COMPANY AFTER THE OFFER?

     Dendrite, the Company, and we have entered into a Merger Agreement that provides for us to merge with and into the Company. The Merger requires stockholders owning at least a majority of the Shares outstanding on the record date (set to determine those persons entitled to vote on the Merger) to vote in favor of the Merger. If the Offer is successful, we will own at least a majority of the Shares on a diluted basis. We have agreed to vote these Shares in favor of the Merger.

     Therefore, if we acquire at least a majority of the Shares pursuant to the Offer, we will merge with and into the Company. Once the Merger is consummated, the Company will no longer be publicly owned and will become a wholly-owned subsidiary of Dendrite. In such case, the Common Stock will no longer be quoted on The Nasdaq National Market System or on any other securities exchange. See "Introduction" and Section 13 ("Effect of the Offer on the Market for the Shares; Exchange Listing and Exchange Act Registration").

     Even if the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly-held Shares that:

     - the Common Stock will no longer meet the requirements of The Nasdaq National Market System for continued listing and therefore may be delisted from The Nasdaq National Market System;

     - there may not be a public trading market for the Common Stock; and

     - the Company may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules and regulations relating to publicly-held companies.

     See Section 13 ("Effect of the Offer on the Market for the Shares; Exchange Listing and Exchange Act Registration") and Section 15 ("Certain Legal Matters and Regulatory Approvals").

IF I DECIDE NOT TO TENDER BUT THE OFFER IS SUCCESSFUL, WHAT WILL HAPPEN TO MY SHARES?

     If the Offer is successful and the Merger occurs, stockholders who do not tender in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer, subject to any rights of appraisal they may have and which they properly exercise under Delaware law. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering is that you will be paid earlier if you tender your Shares in the Offer. Because cash will be paid in the Merger, the Company's stockholders will have appraisal rights under Delaware law. For a discussion of appraisal rights, see Section 11 ("Certain Legal Matters and Regulatory Approvals").

WHAT IS THE MARKET VALUE OF MY SHARES OF A RECENT DATE?

     On May 9, 2003, the last full trading day before the Company announced the execution of the Merger Agreement, the closing price of a Share of the Company was $2.58. On April 17, 2003, the last full trading day before the date Dendrite made its unsolicited proposal to the Company's Board of Directors for a merger, the closing price of a Share of the Company was $2.26. On the May 15, 2003, the last full trading day before the commencement of the Offer, the closing price of a Share of the Company was $3.14.

     Between May 10, 2002 and May 9, 2003, the closing price of a Share ranged between $0.41 and $3.06. We encourage you to obtain a current market quotation for your Shares before deciding whether to tender your Shares. See Section 6 ("Price Range of Shares; Dividends").

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

     Stockholders can call Strategic Stock Surveillance, LLC, the Information Agent for the Offer, at (866) 657-8728 or Advest, Inc., the Dealer Manager for the Offer, at (617) 348-2320. See the back cover of this Offer to Purchase for further contact information.

TO THE STOCKHOLDERS OF
SYNAVANT INC.

                                  INTRODUCTION

     Amgis Acquisition Co., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Dendrite International, Inc., a New Jersey corporation ("Dendrite"), hereby offers to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of SYNAVANT Inc., a Delaware corporation (the "Company"), including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $2.83 per Share, net to the seller in cash (the "Offer Price"), without interest, upon the terms and subject to the conditions described in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase and any amendments or supplements hereto and thereto, collectively constitute the "Offer"). Following the Offer, the Purchaser intends to effect the Merger described below.

     Tendering stockholders whose Shares are registered in their own name and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions to the Purchaser or the Depositary or, except as set forth in Instruction 6 of the Letter of Transmittal, U.S. federal, state or local transfer taxes on the sale of Shares pursuant to the Offer. Stockholders who hold their Shares through a bank or broker should check with such institution as to whether they charge any service fees. The Purchaser will pay the fees and expenses of Advest, Inc., which is acting as the Dealer Manager (the "Dealer Manager"), American Stock Transfer & Trust Co., which is acting as the Depositary (the "Depositary"), Strategic Stock Surveillance, LLC, which is acting as Information Agent (the "Information Agent"), incurred in connection with the Offer. See Section 16 ("Fees and Expenses").

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 9, 2003 (the "Merger Agreement"), among Dendrite, the Purchaser and the Company. The Merger Agreement provides, among other things, that, after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the DGCL, the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company, which will continue as the surviving corporation of the Merger (the "Surviving Corporation"), will become a wholly-owned subsidiary of Dendrite. At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time (other than Shares owned by the Company, Dendrite or the Purchaser, and any Shares held by stockholders who are entitled to demand and properly demand appraisal of their Shares pursuant to, and who comply in all respects with the provisions of, Section 262 of the DGCL relating to dissenters' rights of appraisal will be converted into the right to receive the Offer Price, in cash, without interest.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THE NUMBER OF SHARES WHICH CONSTITUTES AT LEAST A MAJORITY OF THE SHARES OUTSTANDING ON A DILUTED BASIS ON THE DATE OF ACCEPTANCE FOR PAYMENT ("ON A DILUTED BASIS" MEANS THE NUMBER OF SHARES OUTSTANDING, TOGETHER WITH THE SHARES WHICH THE COMPANY MAY BE REQUIRED TO ISSUE PURSUANT TO WARRANTS, OPTIONS, OR OBLIGATIONS OUTSTANDING AT THAT DATE UNDER EMPLOYEE STOCK OR SIMILAR BENEFIT PLANS OR OTHERWISE TO THE EXTENT THAT THE EXERCISE PRICES OR STRIKE PRICES IN RESPECT OF SUCH WARRANTS, OPTIONS, OR OBLIGATIONS ARE LESS THAN THE OFFER PRICE) (THE "MINIMUM CONDITION"). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE SECTION 1 ("TERMS OF THE OFFER") AND SECTION 14 ("CERTAIN CONDITIONS OF THE OFFER"), WHICH DESCRIBES IN FULL THE CONDITIONS TO THE OFFER. THE OFFER IS NOT CONTINGENT ON DENDRITE OR THE PURCHASER OBTAINING ANY FINANCING.

     The Merger is subject to a number of conditions, including approval by stockholders of the Company, if applicable law requires such approval. In the event the Purchaser acquires 90% or more of the outstanding Shares pursuant to the Offer or otherwise, the Purchaser would be able to effect the Merger pursuant to the short-form Merger provisions of the DGCL, without prior notice to, or any action by, any other stockholder of the Company. In such event, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other stockholder of the Company. See Section 10 ("Background of the Offer; The Merger Agreement").

     The Company's Board of Directors has unanimously determined that the Offer is a superior proposal to the provisions of the Agreement and Plan of Merger, dated as of April 12, 3003 (the "Cegedim Merger Agreement") among Cegedim, SA, a corporation organized under the laws of France ("Cegedim"), Jivago Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Cegedim ("Jivago") and therefore has terminated the Cegedim Merger Agreement.

THE COMPANY'S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT, THE OFFER AND THE MERGER ARE ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND HAS RECOMMENDED THAT THE COMPANY'S STOCKHOLDERS TENDER THEIR SHARES IN THE OFFER.

     Alterity Partners LLC, the Company's financial advisor, has delivered to the Company's Board of Directors its written opinion dated May 9, 2003 to the effect that, as of such date and based upon and subject to the matters set forth therein, the consideration to be received in the Offer and the Merger is fair, from a financial point of view, to the holders of Shares. A copy of such opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached in full as an annex to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which is being mailed to stockholders of the Company concurrently herewith. Holders of Shares are encouraged to read the opinion carefully and in its entirety.

     The Merger Agreement is more fully described in Section 10 ("Background of the Offer; The Merger Agreement"). Certain U.S. Federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares for the offer price pursuant to the Merger are described in Section 5 ("Certain U.S. Federal Income Tax Consequences").

     As of March 31, 2003, there were 15,242,578 Shares issued and outstanding and options, rights and restricted stock units representing in the aggregate 1,751,881 Shares with an exercise price or strike price less than the Offer Price.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     The Offer does not constitute a solicitation of proxies for any meeting of the stockholders of the Company or any offer to sell or solicitation of offers to buy Dendrite common stock or other securities. Any such solicitation will be made only pursuant to separate proxy materials pursuant to the requirements of
Section 14(a) of the Exchange Act.

                                THE TENDER OFFER

1.  TERMS OF THE OFFER.

     Upon the terms and subject to the conditions of the Offer, including, if the Offer is extended or amended, the terms and conditions of such extension or amendment, the Purchaser will accept for payment, and pay for, all Shares validly tendered on or prior to the Expiration Date and not theretofore properly withdrawn in accordance with Section 4 ("Withdrawal Rights"). The term "Expiration Date" means 11:59 P.M., New York City time, Friday, June 13, 2003, unless the Purchaser shall have extended the expiration of the Offer, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

     The Purchaser expressly reserves the right, in its sole discretion (but subject to the terms of the Merger Agreement discussed below and the applicable rules and regulations of the SEC), at any time and from time to time, and regardless of whether or not any of the events set forth in Section 14 ("Certain Conditions of the Offer") hereof shall have occurred, to (i) extend in accordance with the terms of the Merger Agreement the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension and (ii) amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositary and filing an amendment to this Offer to Purchase with the SEC. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY THE PURCHASER ON THE PURCHASE PRICE OF THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     If by 11:59 P.M., New York City time, on Friday, June 13, 2003 (or any other date or time then set as the Expiration Date), any or all conditions to the Offer have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated), subject to the terms and conditions contained in the Merger Agreement and to the applicable rules and regulations of the SEC, to
(i) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders, (ii) waive all the unsatisfied conditions (other than the Minimum Condition) and accept for payment, and pay for, all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn, (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended, or (iv) amend the Offer.

     The Purchaser will not necessarily exercise its right to extend the Offer (other than as may be required by the Merger Agreement or by applicable law). Any extension, waiver, amendment or termination will be followed as promptly as practicable by public announcement. In the case of an extension, Rule 14e-1 under the Exchange Act requires that the announcement be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release. The phrase "business day" as used in this paragraph has the meaning set forth in Rule 14d-1 under the Exchange Act.

     The Merger Agreement provides that, without the prior written consent of the Company, the Purchaser shall not extend the Expiration Date beyond the initial Expiration Date, except (i) as required by applicable law, (ii) that if, immediately prior to the Expiration Date (as it may be extended), the Shares tendered and not withdrawn pursuant to the Offer constitute less than 90% of the outstanding Shares, the Purchaser may, in its sole discretion, on one occasion, extend the Offer for a period not to exceed 10 business days or (iii) that if any condition to the Offer has not been satisfied or waived, the Purchaser may, in its sole discretion, extend the Expiration Date for one or more periods but no later than August 1, 2003 without the Company's prior written consent; provided that (1) if requested by the Company, the Purchaser shall, on two occasions, extend the expiration date of the Offer for a period not to exceed an aggregate of ten business days, if any condition to the Offer has not been satisfied or waived, and (2) the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with SEC rules and regulations. If the Purchaser extends the Offer or if the Purchaser (whether before or after its acceptance for payment of Shares) delays its acceptance for payment of or payment for Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4. However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1(c) under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought or any dealer solicitation fee, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten business days is generally required to allow for adequate dissemination to stockholders.

     The Company has provided the Purchaser with the Company's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of the Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2.  PROCEDURES FOR TENDERING SHARES.

     Valid Tender of Shares. In order for Shares to be validly tendered pursuant to the Offer, a holder of Shares must, prior to the Expiration Date or the expiration of any Subsequent Offering Period (as defined below):

     - deliver to the Depositary at its address set forth on the back cover of this Offer to Purchase a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) with any required signature guarantees, the certificates representing the Shares (the "Share Certificates") to be tendered and any other documents required to be included with the Letter of Transmittal under the terms and subject to the conditions thereof and of this Offer to Purchase;

     - cause such holder's broker, dealer, commercial bank, trust company or custodian to tender applicable Shares pursuant to the procedures for book-entry transfer described below; or

     - comply with the guaranteed delivery procedures described below.

THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION AS DESCRIBED BELOW). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility (as defined in Section 3 ("Acceptance for Payment and Payment for Shares")) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (as described below under the caption "Signature Guarantees"), or an Agent's Message (as defined below), and any other required documents, must, in any case, be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date or the expiration of any subsequent offering period, or the tendering stockholder must comply with the guaranteed delivery procedures described below. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm that is a member of the Securities Transfer Agents Medallion Program, or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an "Eligible Institution"), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Share Certificate is registered in the name of a person other than the person who or that signs the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment or not tendered is to be returned to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Share Certificates evidencing such Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or the procedures for delivery by book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

     - such tender is made by or through an Eligible Institution;

     - a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received by the Depositary on or prior to the Expiration Date as provided below; and

     - the Share Certificates (or a Book-Entry Confirmation (as defined in
       Section 3 below)) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, a Book-Entry Confirmation along with an Agent's Message), and any other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq National Market System trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

     In all cases (including any subsequent offering period), payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination will be final and binding on all parties. The Purchaser reserves the right in its sole discretion, subject to the terms of the Merger Agreement and the rules and regulations of the SEC, to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Company, the Purchaser, Dendrite, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the terms of the Merger Agreement, the Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

     Appointment. By executing the Letter of Transmittal (or delivering an Agent's Message) as set forth above, a tendering stockholder irrevocably appoints designees of the Purchaser as such stockholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of the Purchaser will, with respect to the Shares (and such other Shares and securities) for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. The Shares will not be deemed to be validly tendered, unless the Purchaser is able to exercise full voting rights with respect to such Shares (and such other Shares and securities), except the Purchaser may in its sole discretion waive such requirement.

     Subsequent Offering Period. The Purchaser will provide for a subsequent offering period in connection with the Offer if, at the expiration of the Offer, all of the conditions of the Offer have been satisfied or waived but the number of Shares validly tendered and not withdrawn in the Offer constitutes less than 90% of outstanding Shares. Subject to the applicable rules and regulations of the SEC, the Purchaser will extend its offer to purchase Shares beyond the expiration date for a subsequent offering period not to exceed 20 business days (the "Subsequent Offering Period"), if, among other things, at the expiration date of the Offer, (i) all of the conditions to the Offer have been satisfied or waived but the number of Shares validly tendered and not withdrawn in the Offer constitute less than 90% of the outstanding Shares, and (ii) the Purchaser accepts for payment, and promptly pays for, all Shares validly tendered and not withdrawn prior to the expiration date of the Offer. SHARES TENDERED DURING THE SUBSEQUENT OFFERING PERIOD MAY NOT BE WITHDRAWN. The Purchaser will immediately accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period. If the Purchaser provides for a Subsequent Offering Period, it will be effected by the Purchaser by giving oral or written notice of the subsequent offering period to the Depositary and making a public announcement to that effect on the next business day after the previously scheduled Expiration Date. The acceptance for payment by the Purchaser of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

UNDER U.S. FEDERAL INCOME TAX LAWS, THE DEPOSITARY MAY BE REQUIRED TO WITHHOLD ON PAYMENTS MADE TO CERTAIN STOCKHOLDERS PURSUANT TO THE OFFER. SEE SECTION 5 ("CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES") BELOW.

     Tendering Rights. The Company and Equiserve Trust Company amended the Rights Agreement on May 9, 2003 to provide that (x) in connection with the Offer and the Merger, neither Dendrite nor the Purchaser shall be deemed to be an Acquiring Person for the purposes of the Rights Agreement, and (y) a Distribution Date shall not be deemed to have occurred as a result of the approval, execution, delivery or performance of the Merger Agreement or the announcement, commencement or consummation of the Offer or the consummation of the Merger.

     In order to validly tender Shares, a stockholder must tender the associated Right. Until the Distribution Date (as defined in the Rights Agreement), the Rights will be evidenced by the Share Certificates registered in the names of the holders thereof, and until a Distribution Date, the tender of a Share will constitute a tender of the associated Right. Upon a Distribution Date separate Rights Certificates will be mailed to holders of record of Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Shares originally issued after the Distribution Date), and such separate Rights Certificates alone will thereafter evidence the Rights.

3.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the Merger Agreement, the Purchaser will accept for payment, and will pay for, all Shares validly tendered on or prior to the Expiration Date and not properly withdrawn promptly after the later to occur of (i) the Expiration Date, or (ii) the satisfaction or waiver of the other conditions to the Offer set forth in Section 14 ("Certain Conditions to the Offer"). Subject to applicable rules and regulations of the SEC and to the terms of the Merger Agreement, the Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, tendered Shares in order to comply in whole or in part with any applicable law.

     In all cases (including during any subsequent offering period), the Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of:

     - the Share Certificates or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 2;

     - the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (as described below under the caption "Signature Guarantees") or, in the case of a book-entry transfer, an Agent's Message; and

     - any other documents required by the Letter of Transmittal.

     Accordingly, stockholders tendering Shares in the Offer may be paid at different times, depending upon when Share Certificates or Book-Entry Confirmations with respect to the Shares are actually received by the Depositary.

     The per Share consideration paid to any stockholder in the Offer will be the highest per Share consideration paid to any other stockholder in the Offer.

     The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry

Transfer Facility tendering the Shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

     For purposes of the Offer (including during any Subsequent Offering Period (as defined in Section 2)), the Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn prior to the Expiration Date as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders.

     UNDER NO CIRCUMSTANCES WILL THE PURCHASER PAY INTEREST ON THE PURCHASE PRICE FOR SHARES, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

     If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, Share Certificates evidencing unpurchased Shares will be returned (and, if Share Certificates are submitted for more Shares than are tendered, new certificates for the Shares not tendered will be sent), in each case without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in
Section 2 ("Procedures for Tendering Shares"), such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

4.  WITHDRAWAL RIGHTS

     Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after July 15, 2003.

     For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as described in Section 2 ("Procedures for Tendering Shares"), any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of the Purchaser, Dendrite, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Withdrawals of tendered Shares may not be rescinded without the Purchaser's consent and any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 2 ("Procedures for Tendering Shares").

5.  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the receipt of cash by stockholders whose Shares are converted into the right to receive cash pursuant to the Merger. The discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders. The discussion is based on current law, which is subject to change possibly with retroactive effect. The discussion applies only to stockholders who hold Shares as capital assets, and may not apply to Shares received in connection with the exercise of employee stock options, restricted stock units or otherwise as compensation, or to certain types of stockholders (such as dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, persons holding Shares as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, or investors in pass-through entities) who may be subject to special rules. This discussion does not discuss the federal income tax consequences to any stockholder who, for U.S. federal income tax purposes, is a non-resident alien individual, foreign corporation, foreign partnership or foreign estate or trust, and does not address any aspect of state, local or foreign tax laws.

     Sales of Shares pursuant to the Offer (and the receipt of cash by stockholders of the Company pursuant to the Merger) will be taxable transactions for U.S. federal income tax purposes. For U.S. federal income tax purposes, a tendering stockholder will generally recognize capital gain or loss equal to the difference, if any, between the amount of cash received by the stockholder pursuant to the Offer (or the amount of cash received pursuant to the Merger) and the adjusted tax basis in the Shares tendered by the stockholder and purchased pursuant to the Offer (or cancelled pursuant to the Merger). Gain or loss will be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered and purchased pursuant to the Offer (or cancelled pursuant to the Merger).

     Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

     Under the U.S. federal backup withholding tax rules, unless an exemption applies, the Depositary will be required to withhold, and will withhold, 30% of all cash payments to which a holder of Shares is entitled pursuant to the Offer (or the Merger), unless the stockholder provides a tax identification number (social security number, in the case of an individual, or employer identification number, in the case of other stockholders), certifies that such number is correct, and otherwise complies with such backup withholding tax rules. Each stockholder should complete and sign the Substitute Form W-9 included as part of the letter of transmittal, in order to provide the information and certification necessary to avoid backup withholding tax, unless an exemption applies and is established in a manner satisfactory to the Depositary. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the Internal Revenue Service. If backup withholding results in an overpayment of tax, the stockholder upon filing an income tax return can obtain a refund.

STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS) OF THE OFFER AND THE MERGER.

6.  PRICE RANGE OF SHARES; DIVIDENDS

     The Shares have been listed and traded on The Nasdaq National Market System since August 30, 2000 under the symbol "SNVT." As of the close of business on May 15, 2003, there were 15,242,578 Shares of Common Stock outstanding. As of May 15, 2003, the Shares were held by 4,079 holders of record. The following table sets forth, for the indicated periods, the high and low closing sales prices per Share as reported by The Nasdaq National Market System.

                                                               HIGH     LOW
                                                              ------   ------
2003
  Second Quarter (through May 15, 2003).....................  $3.140   $1.590
  First Quarter.............................................   1.800    0.800

2002:
  Fourth Quarter............................................   1.020    0.410
  Third Quarter.............................................   2.250    0.760
  Second Quarter............................................   3.180    1.410
  First Quarter.............................................   4.297    2.521

2001:
  Fourth Quarter............................................   4.000    2.000
  Third Quarter.............................................   7.150    2.120
  Second Quarter............................................   7.150    3.688
  First Quarter.............................................   6.250    4.250

     On April 17, 2003, the last full trading day before the date Dendrite made its unsolicited proposal to the Company's Board of Directors for a merger, the closing price of a Share was $2.26. On May 9, 2003, the last full trading day prior to the announcement of the execution of the Merger Agreement and of the Purchaser's intention to commence the Offer, the closing price per Share as reported on Nasdaq was $2.58. On May 15, 2003, the last full trading day prior to the date of the commencement of the Offer, the closing price per Share as reported on Nasdaq was $3.14.

     The Company has not paid cash dividends since its inception. The Company does not expect to begin paying cash dividends in the foreseeable future. The Company's Revolving Credit and Security Agreement with CapitalSource Finance LLC (the "CapitalSource Facility") prohibits the payment of dividends without prior lender approval.

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

7.  CERTAIN INFORMATION CONCERNING THE COMPANY

     Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. None of the Purchaser, Dendrite or the Dealer Manager assumes any responsibility for the accuracy or completeness of the information concerning the Company furnished by the Company or contained in such documents and records or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information.

     The Company is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located at 3445 Peachtree Road, NE, Suite 1400, Atlanta, Georgia 30326. The telephone number of the Company at those offices is (404) 841-4000. According to the Company's Annual Report on Form 10-K for the year ended December 31, 2002, the Company serves the biopharmaceutical and healthcare industries through its two core business categories: implementing and supporting pharmaceutical-specific customer relationship management ("CRM") solutions and developing interactive marketing programs, medical professional databases and offering strategic consulting services that support sales and marketing decision-making and program implementation. The Company is composed of the automated sales and marketing support businesses which were formerly part of IMS Health.

     Set forth below is certain selected consolidated financial information relating to the Company and its subsidiaries that has been excerpted or derived from the financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2002 filed by the Company with the SEC and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 filed by the Company with the SEC. More comprehensive information is included in the Company's Form 10-K, and other documents filed by the Company with the SEC. The financial information that follows is qualified in its entirety by reference to such reports and other documents, including the financial statements and related notes contained therein.

                                 SYNAVANT INC.

                      SELECTED CONSOLIDATED FINANCIAL DATA
               (DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                                                 YEARS ENDED           QUARTER ENDED
                                                         ---------------------------   -------------
                                                         DECEMBER 31,   DECEMBER 31,     MARCH 31,
                                                             2002           2001           2003
                                                         ------------   ------------   -------------
STATEMENT OF OPERATIONS DATA:
Net Revenue............................................    $166,365       $180,531       $ 34,815
Gross Profit...........................................      40,399         42,840          6,000
Income from Operations.................................     (10,842)       (30,106)        (6,086)
Other income (expense).................................        (458)          (605)        (1,023)
Net income (Loss)......................................    $(11,095)      $(31,233)      $ (7,458)
                                                           ========       ========       ========
Net loss per share of common stock: basic and
  diluted..............................................    $  (0.73)      $  (2.09)      $  (0.49)
                                                           ========       ========       ========
BALANCE SHEET DATA (AT PERIOD END)
Working capital........................................    $ 11,526       $ 17,580       $  4,623
Total assets...........................................    $108,737       $118,258       $107,167
Current Liabilities....................................      37,775         37,894         44,482
Long-term debt.........................................           0              0              0
Total Liabilities......................................    $ 48,741       $ 48,108       $ 55,153
Shareholders' equity...................................    $ 59,996       $ 70,150       $ 52,014
Book value per share...................................    $   3.95       $   4.66       $   3.41

8.  CERTAIN INFORMATION CONCERNING THE PURCHASER AND DENDRITE.

     The Purchaser is a newly incorporated corporation organized and existing under the laws of the State of Delaware. The Purchaser was organized for the sole purpose of conducting the Offer and the Merger and has not carried out any activities other than in connection with the Offer and the Merger. The principal offices of the Purchaser are located at 1200 Mt. Kemble Avenue, Morristown, NJ 07960-6797. The telephone number of the Purchaser at such offices is (973) 425-1200. The Purchaser is a wholly-owned subsidiary of Dendrite.

     Until immediately prior to the time that the Purchaser will purchase Shares pursuant to the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Because the Purchaser is newly formed and has minimal assets and capitalization, no meaningful financial information regarding the Purchaser is available.

     Dendrite is a New Jersey corporation. Its principal offices are located at 1200 Mt. Kemble Avenue, Morristown, NJ 07960-6797. The telephone number of Dendrite at such offices is (973) 425-1200. Incorporated in 1987, Dendrite was established to provide sales force automation solutions for the pharmaceutical industry. Since then, Dendrite has broadened its offerings to include multiple sales and marketing solutions and related services to life sciences clients. In 2002, with the strategic acquisition of Software Associates International (SAI), the Company further expanded its offerings. Dendrite now comprises a broad array of knowledge-based, technology-driven solutions that increase the effectiveness of sales, marketing, and clinical processes for pharmaceutical and other life sciences clients and include: Customer Relationship Management (CRM) Solutions, Information Management, Business Intelligence and Analytics, and Commercial Operations Management.

     The name, citizenship, business address, principal occupation or employment, and five-year employment history of each of the directors and executive officers of Dendrite and the Purchaser and certain other information are set forth in Schedule I hereto.

     Dendrite stock is quoted on The Nasdaq National Market System ("Nasdaq") under the symbol "DRTE."

     During the last five years, none of Dendrite, the Purchaser or, to the best of their knowledge, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     Except as described below and in this Offer to Purchase, (i) none of Dendrite, the Purchaser or, to the best of their knowledge, any of the persons listed in Schedule I to this Offer to Purchase, or any associate or majority-owned subsidiary of Dendrite or the Purchaser or, to the best of their knowledge, any associate or majority-owned subsidiary of any of the persons listed in Schedule I to this Offer to Purchase, beneficially owns or has any right to acquire, directly or indirectly, any equity securities of the Company, and (ii) none of Dendrite, the Purchaser, or to the best of their knowledge, any of the persons listed in Schedule I to this Offer to Purchase has effected any transaction in such equity securities during the past 60 days. Dendrite owns 100 Shares of the Company, which represents less than 1% of the outstanding common stock of the Company as of the date hereof. The Purchaser and Dendrite disclaim beneficial ownership of any Shares owned by any pension plans of Dendrite or the Purchaser or any pension plans of any associate or majority-owned subsidiary of Dendrite or the Purchaser.

     Except as described in this Offer to Purchase, none of Dendrite, the Purchaser or, to the best of their knowledge, any of the persons listed in
Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, during the past two years, none of Dendrite, the Purchaser or, to the best of their knowledge, any of the persons listed on Schedule I hereto has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years, there have been no contacts, negotiations or transactions between any of Dendrite, the Purchaser or any of their subsidiaries or, to the best knowledge of Dendrite or the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a Merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

9.  SOURCE AND AMOUNT OF FUNDS.

     The Offer is not conditioned on any financing arrangements. The total amount of funds required by the Purchaser to purchase all outstanding Shares pursuant to the Offer (assuming the exercise of all outstanding options and warrants and after deducting the proceeds of such exercise) and to pay fees and expenses related to the Offer and the Merger is estimated to be approximately $48 million. The Purchaser plans to obtain all funds needed for the Offer and the Merger through capital contributions or intercompany advances from Dendrite.

10.  BACKGROUND OF THE OFFER; THE MERGER AGREEMENT.

  BACKGROUND OF THE OFFER

     During late 2000, Dendrite identified the Company as a potential acquisition candidate and retained Bear Stearns & Co., Inc. to act as a financial advisor to Dendrite in connection with its possible acquisition of the Company. In early 2001, Dendrite's advisor contacted the Company and/or its advisor(s) to discuss Dendrite's interest in exploring a potential strategic transaction with the Company. On May 10, 2001, Dendrite and the Company entered into a Non-Disclosure Agreement (the "2001 Agreement") and engaged in subsequent informal discussions regarding a potential business combination.

     In May 2002, Dendrite and the Company held discussions concerning a possible combination of the two companies. Dendrite also conducted limited due diligence on the Company during this period. The parties did not reach an agreement on terms for a transaction, but left the door open for future discussions.

     In July of 2002, Dendrite was contacted by the Company and informed that the Company had retained Alterity Partners, LLC ("Alterity") as its new investment advisor to assist the Company in evaluating its strategic alternatives and potentially selling one or more of the Company's divisions and that the Company would like Dendrite to be involved in the process. As part of that process, a new Mutual Confidentiality and Non-disclosure Agreement, dated August 14, 2002 (the "2002 Confidentiality Agreement") was entered into between Dendrite and the Company.

     In the fall of 2002, Dendrite was contacted by Alterity regarding Dendrite's interest in acquiring one or both of the Company's two divisions (the Technology Division and the Interactive Marketing Division (the "IM Division")). Alterity informed Dendrite that the Company was soliciting interest for each division or both divisions together from numerous parties. Dendrite indicated it was interest in participating in the process and thereafter participated in several due diligence sessions organized by the Company and/or its advisors.

     By letter dated November 12, 2002, Alterity invited Dendrite to submit a final proposal and provided bid guidelines for the Company's Technology Division and by letter November 19, 2002, Alterity invited Dendrite to submit a final proposal and provided bid guidelines for the Company's IM Division. In response to Alterity's letters inviting proposals, Dendrite, by letter, dated November 25, 2002, submitted a proposal to acquire the Company's International IM Division and its International Technology Division. Dendrite's proposal was declined by the Company.

     After the passage of a few months without an announcement of a transaction by the Company, Dendrite, by letter dated February 7, 2003, wrote to the Company seeking consent, as required by the standstill provision in the 2002 Confidentiality Agreement, to make a proposal to acquire the Company pursuant to a merger for $1.60 per Share to be paid in Dendrite common stock, subject to certain specified contingencies. In the February 7, 2002 letter Dendrite also noted that it would be amenable to offering a portion of the consideration in cash. The Company informally advised Dendrite that it was not prepared to consider Dendrite's offer at that time.

     In response, Dendrite, by letter, dated February 10, 2003, wrote to the Company and indicated that Dendrite would be willing to increase the purchase price by $1 million and to pay 20% of the price, approximately $5 million, in cash. By letter dated February 11, 2003, Dendrite wrote to the Company requesting a formal response. In the letter, Dendrite indicated it would be prepared to increase its valuation of the Company to $29 million, with 20% payable in cash and the remainder in Dendrite common stock. By letter dated February 19, 2003, the Company advised Dendrite that it was not prepared to pursue the proposal set forth in Dendrite's February 11, 2003 letter. By letter dated March 3, 2003, Dendrite revised its proposal noting that it would be willing to adjust the mix of cash and stock with up to 40% paid in cash. By letter dated March 10, 2003, the Company reiterated its position outlined in the February 19, 2003 letter.

     On March 16, 2003, Cegedim and the Company publicly announced that they had executed a purchase agreement (the "Purchase Agreement") and related agreements for Cegedim's acquisition of the Company's IM Division.

     On March 23, 2003, Patrick Zenner, a member of Dendrite's Board of Directors, notified Mr. Yetter and Douglas Donahue of Alterity to inform the Company of Dendrite's intention to make a bid for the Company.

     On March 24, 2003, Dendrite sent a letter to the Company affirming its previous bid to acquire all of the Company for cash and equity consideration of $29 million and remove certain contingencies. Dendrite noted that under its offer it would fund the obligations of the Company, including those to be paid from the Cegedim proceeds. This letter led to discussions between certain executives of Dendrite and the Company held in the later part of that week and to Dendrite scheduling a due diligence trip to the Company's offices the following week.

     On April 4, 2003, Dendrite submitted its offer to purchase the Company during a meeting among executives of the two companies held in New Jersey. Dendrite proposed that is would acquire all the issued and outstanding stock of the Company for 2,800,000 shares of Dendrite common stock plus $6 million in cash, which offer then represented approximately $30.9 million for all the issued and outstanding Shares. At the meeting, Dendrite noted that it would be willing to offer a set value with the number of shares thereby fluctuating. The letter noted that in addition to such purchase price, Dendrite would assume the liabilities and fund the obligations of the Company and that the only contingencies would be those absolutely required in a transaction of such nature. After submitting this offer, Dendrite was advised that the Company's Board would make a decision on April 7, 2003 or April 8, 2003. The Company advised Dendrite that the Company's Board of Directors would review the bids and make a decision early the following week.

     On April 7, 2003, Dendrite was informed that it would be provided a form of agreement and plan of merger to review and mark-up, and that the mark-up would be considered by the Company's Board as part of its evaluation and comparison of the offers.

     On April 8, 2003, just prior to Dendrite submitting the mark-up, Mr. Zaffaroni, President and Chief Operating Officer of Dendrite, was informed by Mr. Yetter that the Company's Board of Directors would likely find that Dendrite's offer was not sufficient. Mr. Zaffaroni then spoke with Mr. Donohue of Alterity and when Mr. Zaffaroni suggested that Dendrite might be willing to pay $33 million, he was told to write it up as a formal offer.

     On April 9, 2003, Dendrite submitted the mark-up and volunteered that the Company might want to request a mechanism whereby the Company stockholders would be allowed to select either cash or stock in whatever percentage they desired, with an aggregate cap on cash payments of $6 million. The mark-up retained a provision that would require Dendrite to additionally purchase all restricted stock units and all options at the same price per Share offered in the merger, minus the exercise price per share on the options. The cover letter accompanying the mark-up left open the possibility for a price increase.

     Subsequently, on April 9, 2003, after making calls to the Company and Alterity, Dendrite learned that the Company's Board of Directors would likely find that Dendrite's offer was not sufficient. By e-mail, Dendrite revised its proposal and offered to pay $35 million, all cash.

     Later on April 9, 2003, Dendrite received an e-mail from the Company wherein the Company requested that Dendrite provide its best and final bid in writing by 12:00 noon the next day. The letter continued that "Since timing is of critical importance, and further delays introduce an element of unacceptable risk to our shareholders, we will provide to you this evening a draft contract which provides for a cash tender offer to be followed by a merger and reflects the level of certainty of closing that our board is looking for." On the evening of April 9, 2002, Dendrite received the proposed draft contract for a cash tender followed by a merger (the "Draft Tender Agreement").

     By e-mail dated April 10, 2003, Dendrite advised the Company that it was ready, willing and able to close expeditiously on the offer submitted and would be open to converting that to a tender offer followed by a merger and to likewise close expeditiously on that transaction. Dendrite was informed by the Company that a decision would be made within the next couple of days.

     On April 12, 2003, Cegedim and the Company announced that they had executed a merger agreement (the "Cegedim Merger Agreement") for the acquisition of the Company for $2.30 per share pursuant to a tender offer followed by a back-end merger.

     On April 21, 2003, Dendrite submitted an offer to the Company and issued a press release announcing that Dendrite made a proposal to the Company's Board of Directors to acquire all of the outstanding Shares at $2.50 per Share and had filed a complaint in the Delaware Chancery Court seeking to invalidate the Cegedim Merger Agreement and the termination and expense fees payable to Cegedim. The April 21, 2003, complaint filed by Dendrite in the Court of Chancery of the State of Delaware, New Castle County (the "Delaware Action") also sought to enjoin the transaction contemplated in the Cedegim Merger Agreement. On April 21, 2003, Dendrite also filed with the Court a motion for expedited proceedings.

     On April 21, 2003, the Company notified Dendrite that the Company's Board of Directors had held a telephonic meeting and authorized discussions and negotiations with Dendrite in order to fully understand Dendrite's bid.

     On April 22, 2003, the Company issued a press release announcing its receipt of Dendrite's offer and stating that the Company's Board of Directors had authorized the Company's management to conduct talks with Dendrite to "fully understand" Dendrite's bid to buy the Company.

     On April 22, 2003, counsel for the Company and counsel for Dendrite began discussions and negotiations regarding a process for the parties to move forward with discussions and negotiations of Dendrite's offer. Various proposals were made, including a proposal that the Company, Dendrite, and Cegedim jointly agree to a process. On April 26, 2003, Dendrite informed the Company that it would agree to the proposed process, but subsequently on April 26, 2003, the Company informed Dendrite that Cegedim would not agree to the proposed process.

     On April 23, 2003, the Court granted Dendrite's motion for expedited proceedings, and scheduled a hearing on Dendrite's motion for a preliminary injunction for May 12, 2003. The Court also granted a similar motion that was made in three actions that had been filed on behalf of stockholders of the Company (the "Stockholder Actions").

     On April 24, 2003, in connection with the discussions regarding the proposed process, the Company's counsel forwarded to Dendrite's counsel for review and consideration, a form of Agreement and Plan of Merger, Company Disclosure Schedule, Capitalization Schedule and interim financial information. The proposed form of Agreement and Plan of Merger contained changes from the Cegedim Merger Agreement that were being requested by the Company.

     On April 26, 2003, the parties to the Delaware Action began producing documents in response to discovery requests. On April 28, 2003, depositions of certain officers and directors of the parties to the Delaware Action began. Written discovery and depositions continued through the week of May 4, 2003.

     On April 28, 2003, Dendrite provided to the Company's counsel a draft of a proposed Agreement and Plan of Merger, which consisted of the Cegedim Merger Agreement with minor changes requested by Dendrite. On April 29, 2003, Dendrite provided to the Company's counsel a revised draft of the proposed Company Disclosure Schedule based on the draft of those Schedules provided by the Company's counsel on March 24, 2003.

     On April 28, 2003, Mr. Zaffaroni of Dendrite contacted the Chief Executive Officer of IMS Health Incorporated ("IMS") to determine if IMS would attempt in some manner to object to the proposed transaction between the Company and Dendrite. As a follow-up to that conversation, counsel for Dendrite spoke with the general counsel of IMS. Subsequently, IMS was contacted by the Company and the Company, Dendrite and IMS entered into a letter agreement dated May 8, 2003, pursuant to which (i) IMS acknowledged that it did not object to the transactions contemplated between the Company and Dendrite, (ii) the parties agreed that upon consummation of the transactions, that the Distribution Agreement, dated August 31, 2000, between the Company and IMS would be amended by deleting Section 2.16, which contains certain non-competition provisions, (iii) IMS was granted an option, which may be exercised at any time for a period of six months following the consummation of the transactions, to extend the Cross License Agreement for Pharbase on the same terms as currently provided in the such Cross License, (iv) the parties agreed to enter into an extension of the Xponent Data License upon the consummation of the transactions contemplated by the Merger Agreement, and (vi) Dendrite and the Company agreed to pay IMS (A) $2 million plus (B) the present value of $7 million (discounted from January 1, 2005 at a discount rate of 6.5%) in full satisfaction of certain liabilities of the Company under the Distribution Agreement, such amount to be paid at the closing of the transactions contemplated by the Merger Agreement.

     From April 28, 2003 though May 7, 2003, the companies negotiated the terms and conditions of the Merger Agreement, the Company Disclosure Schedule, and the Dendrite Disclosure Schedules.

     On May 2, 2003, Dendrite provided to the Company a draft of a proposed agreement to settle the Delaware Action (as finally executed, the "Settlement Agreement"). From May 2, 2003 through May 8, 2003, the companies, through their respective counsel, negotiated the terms and conditions of the Settlement Agreement.

     On May 6, 2003, Mr. Yetter sent an e-mail to Mr. Bailye, the Chairman and CEO of Dendrite and Mr. Zaffaroni, the President of Dendrite, notifying them that the Company was requesting that Dendrite provide its true best and final bid by 12:00 noon on Thursday, May 8, 2003.

     On May 7, 2003, Dendrite served its opening brief in the Delaware Action in support of its motion for a preliminary injunction. Also on May 7, 2003, two of the plaintiffs in the Stockholder Actions served a brief in support of their motion for a preliminary injunction.

     On May 8, 2003 Dendrite submitted its offer for $2.83 per Share and informed the Company, among other things, that its offer was based on the Merger Agreement, Schedules and Settlement Agreement worked out between the companies and approved by Dendrite's Board of Directors, and that Dendrite was prepared to sign the agreements when approved by the Company's Board.

     On May 9, 2003, Dendrite executed the Merger Agreement, the Settlement Agreement and provided the Company's counsel with signature pages of the Merger Agreement that could be released upon approval of the same by the Company. In addition, as contemplated by the Settlement Agreement, Dendrite's counsel executed a Notice of Dismissal of the Delaware Action and Dendrite executed a release of the Company and its directors to be effective upon the closing of the Offer. On May 9, 2003, the Company notified Dendrite that Merger Agreement and Settlement Agreement had been approved by the Company's Board of Directors and had been executed on behalf of the Company and the necessary signature pages were delivered.

     On May 9, 2003, Dendrite and the Company informed the Court in the Delaware Action and counsel for the plaintiffs in the Stockholder Action that they had executed the Merger Agreement and both Dendrite and the plaintiffs in the Stockholder Actions withdrew their motions for a preliminary injunction.

     On May 13, 2003, Cegedim's counsel submitted a letter to the Company's counsel indicating a willingness by Cegedim to purchase all of the Shares at a price per Share of $3.15. On May 14, 2003, the Company issued a press release indicating the receipt of the proposal and that the Company's management had been authorized to enter into discussions and negotiations with Cegedim regarding its proposal.

     On May 15, 2003, Dendrite submitted an offer to the Company to acquire all of the outstanding Shares at $3.22 per share and offered to advance up to $5,000,000 to the Company as a bridge loan to provide short-term liquidity, which funds would be used to pay off the CapitalSource Facility (as defined below) and for general working capital purposes along with a proposed form of Amendment No. 1 to the Merger Agreement and form of Promissory Note. On May 15, 2003, Dendrite was informed that the Company's Board of Directors planned to meet on Friday, May 16, 2003 to consider the May 15, 2003 proposal. At the request of the Company, the proposed bridge loan has increased from $5,000,000 to $10,000,000.

  THE MERGER AGREEMENT

     The following is a summary of the Merger Agreement, a copy of which is filed as an exhibit to this Offer to Purchase on Schedule TO (the "Schedule TO") filed by the Purchaser and Dendrite with the SEC in connection with the Offer. Such summary is qualified in its entirety by reference to the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than the fifth business day following the date of the Merger Agreement (including the date of the Merger Agreement). The Purchaser has commenced the Offer in accordance with the terms of the Merger Agreement.

     The Merger Agreement provides that the obligation of the Purchaser to consummate the Offer and accept for payment, and pay for, any Shares tendered and not withdrawn pursuant to the Offer is subject to the conditions set forth in Exhibit B to the Merger Agreement and as set forth in this Offer to Purchase (any of which may be waived in whole or in part by the Purchaser in its sole discretion, except that the Purchaser may not waive the Minimum Condition without the prior written approval of the Company).

     Without the prior written consent of the Company, the Purchaser shall not extend the Expiration Date of the Offer beyond the initial Expiration Date, except (A) as required by applicable law, (B) that if, immediately prior to the Expiration Date of the Offer (as it may be extended), the Shares tendered and not withdrawn pursuant to the Offer constitute less than 90% of the outstanding Shares, the Purchaser may, in its sole discretion, on one occasion, extend the Offer for a period not to exceed an aggregate of ten business days, notwithstanding that all conditions to the Offer are satisfied as of such Expiration Date, or (C) that if any condition to the Offer has not been satisfied or waived, the Purchaser may, in its sole discretion, extend the Expiration Date for one or more periods but no later than August 1, 2003 without the Company's prior written consent; provided that: (1) if requested by the Company, the Purchaser shall, on two occasions, extend the Expiration Date of the Offer for a period not to exceed an aggregate of ten business days, if any condition to the Offer has not been satisfied or waived and (2) the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC.

     Directors. The Merger Agreement provides that if the Minimum Condition is satisfied, promptly upon the acceptance for payment of, and payment for, Shares pursuant to the Offer, Dendrite shall be entitled to designate such number of directors (the "Dendrite Designees"), rounded up to the next whole number (and, to the extent permitted by the Company's Amended and Restated Certificate of Incorporation, the class to which each such director is assigned), on the Company's Board of Directors as is equal to the product of (1) the total number of directors on such Board of Directors (after giving effect to any increase in size of such Board of Directors to effect Dendrite's representation on such Board of Directors as set forth in the Merger Agreement) and (2) the percentage that the number of Shares beneficially owned by Purchaser at such time (including Shares so accepted for payment) bears to the total number of Shares then outstanding, provided that in no event shall the Dendrite Designees constitute less than a majority of the Company's entire Board of Directors.

     The Merger Agreement also provides that the parties shall use their reasonable best efforts to ensure that, at all times prior to the Effective Time of the Merger, at least one member of the Company's Board of Directors is an individual who was a director of the Company on the date of the Merger Agreement (the "Continuing Director"), except that if at any time prior to the Effective Time of the Merger, no Continuing Director then remains, then the Company's Board of Directors shall designate an individual to serve on the Company's Board of Directors who is not an officer, employee or affiliate of the Company, Dendrite or the Purchaser, who will be deemed to be a Continuing Director for all purposes.

     The Merger. Upon the terms and subject to the conditions set forth in the Merger Agreement, following the consummation of the Offer, the Purchaser will be merged into the Company, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation. The Merger will become effective when a certificate of merger is duly filed with the Secretary of State of the State of Delaware, or at such other time specified in the certificate of merger as Dendrite and the Company shall agree.

     The Merger Agreement provides that the directors of the Purchaser immediately prior to the Effective Time of the Merger will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time of the Merger will be the initial officers of the Surviving Corporation. The Merger Agreement also provides that the certificate of incorporation of The Company as in effect immediately prior to the Effective Time of the Merger, shall be the certificate of incorporation of the Surviving Corporation. The Merger Agreement further provides that the by-laws of the Company as in effect immediately prior to the Effective Time of the Merger will be the by-laws of the Surviving Corporation.

     Conversion of Securities. The Merger Agreement provides that as of the Effective Time of the Merger, by virtue of the Merger and without any action on the part of Dendrite, the Purchaser, the Company or holders of any of the securities of the Company:

     - each Share that is held in the treasury of the Company and each Share that is owned by Dendrite, Purchaser or the Company ("Ineligible Shares"), will automatically be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor; and

     - each issued and outstanding Share, other than Appraisal Shares (as defined below) and Ineligible Shares, will be converted into the right to receive the Merger Consideration (as such term is defined below), upon the surrender of the certificate formerly representing such Share.

     - the "Merger Consideration" into which each issued and outstanding Share, other than Appraisal Shares and Ineligible Shares, is the Offer Price of $2.83 per Share.

     Stock Options. The Merger Agreement provides that in accordance with the terms of the Company's stock options plans, immediately prior to the Effective Time of the Merger all rights to acquire Shares under each option, whether vested or unvested, then outstanding and unexercised under the Company stock option plans shall be canceled, and any holder thereof shall be entitled to receive from the Surviving Corporation cash equal to the product of (i) the number of Shares previously subject to such holder's rights under the Company stock option plans and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of each stock option held by holder under the Company stock option plans, less any required withholding taxes.

     Restricted Stock Units. The Merger Agreement provides that immediately prior to the Effective Time of the Merger all outstanding restricted stock units whether vested or unvested, shall be canceled, and any holder thereof shall be entitled to receive at the Effective Time of the Merger from the Company or as soon as practicable thereafter (but in no event later than 10 days after the Effective Time of the Merger) from the Purchaser in consideration for such cancellation an amount in cash equal to the product of (i) the number of Shares previously subject to such holder's restricted stock units and (ii) the Merger Consideration, less any required withholdings taxes.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations by the Company relating to:

     - due organization

     - subsidiaries

     - authorization and validity of the Merger Agreement

     - absence of conflicts and required consents

     - capital structure

     - conduct of the Company's business

     - Company Board of Director approvals

     - vote required if the DGCL is inapplicable

     - absence of undisclosed liabilities

     - the Company's rights plan does not apply to the Merger

     - takeover statutes

     - real property

     - title and condition of assets

     - taxes

     - legal proceedings

     - licenses, permits and compliance with laws

     - environmental matters

     - employee benefit plans

     - labor matters

     - intellectual property

     - use of brokers or finders

     - opinion of financial advisor

     - SEC reports

     - insurance

     - related party transactions

     - information technology

     - material contracts

     The Merger Agreement also contains representations and warranties by Dendrite and the Purchaser, including those relating to:

     - due organization

     - absence of any liabilities of the Purchaser

     - authorization and validity of Merger Agreement

     - absence of conflicts and required consents

     - use of brokers or finders

     - availability of funds to consummate the transactions

     - legal proceedings

     - board of director and shareholder approvals

     - vote required if the DGCL is inapplicable

     - Company capital stock owned by Dendrite or the Purchaser

     - Dendrite relying on its own investigation and analysis

     - disclaimer regarding projections

     Conduct of Business. Under the Merger Agreement, the Company has agreed that, until the Effective Time of the Merger, except as otherwise contemplated by the Merger Agreement (or the schedules thereto), or as required by a governmental authority of competent jurisdiction or by applicable law, the Company shall and shall cause each of its subsidiaries to operate its business in the ordinary course consistent with past practice in all material respects, including: (i) using reasonable best efforts to (A) preserve intact the present business, (B) maintain its assets in good operating condition and repair to permit their use in the continuing operation of the business, ordinary wear and tear excepted, (C) maintain the goodwill of customers, suppliers and others with whom the Company and any of its subsidiaries otherwise has significant business relationships, (D) continue in all material respects the current sales, marketing and promotional activities relating to its business; (ii) causing the books and records to be maintained in the usual, regular and ordinary manner; and

(iii) complying in all material respects with all applicable laws. The Merger Agreement provides that without limiting the generality of the foregoing, and subject to the exceptions described in the foregoing, until the Effective Time of the Merger, the Company shall not and shall not permit any of its subsidiaries to do any of the following unless approved or consented to in writing by Dendrite, which consent shall not be unreasonably withheld or delayed:

     - other than in the ordinary course of business and consistent with past practice, (a) acquire any assets for a value in excess of $100,000, (b) dispose of any assets with a value in excess of $100,000, or (c) incur any indebtedness for borrowed money, issue any debt securities or assume or guarantee the obligations of any other person, or make any loans or advances;

     - increase or pay any payment or benefit not required by any existing incentive compensation, workers' compensation, disability, vacation, leave of absence, severance, change-in-control or employment plan, program or agreement, stock option, bonus plan, or incentive plan or program for the benefit of any employees ("Benefit Plans") or increase any salaries or wages of employees, other than (a) in the ordinary course of business consistent with past practice, (b) as may be required by a governmental authority, works council agreement or applicable law, or (c) in accordance with regularly scheduled periodic increases or payments;

     - enter into, modify, terminate (except in accordance with its terms) or renew (except in accordance with its terms) any material contract or lease, except in the ordinary course of business;

     - permit any material asset to become subject to any lien (except for permitted liens) unless such lien is released upon or prior to closing;

     - enter into or offer to enter into any employment or consulting agreement with any person who is or would become an employee, except with respect to any promotions or new hiring of any employee whose annual base salary is or will be less then $100,000 so long as such promotion or new hiring is consistent with past practice;

     - grant any severance or termination pay (other than pursuant to policies or agreements of the Company in effect on the date of the Merger Agreement);

     - issue any shares of capital stock or rights to purchase the capital stock of the Company or any of its subsidiaries, except for (i) the issuance of Shares pursuant to stock options, stock appreciation or similar rights, as the case may be, under existing Benefit Plans or dividend reinvestment plans of the Company as in effect on the date hereof in the ordinary course of the operation of such plans, (ii) the issuance by a subsidiary of the Company of Shares of its capital stock to its parent and (iii) any issuance required under the rights plan of the Company;

     - transfer or grant any material right under, or enter into any settlement regarding the breach or infringement of, any material intellectual property used in the business of the Company or its subsidiaries, or modify any existing right with respect thereto;

     - grant or extend any power of attorney relating to the business of the Company;

     - enter into or amend any collective bargaining or union contract or other agreement covering the Company's or the Company's subsidiaries' employees except as required by any applicable law, governmental authority, or any Benefit Plan;

     - institute, settle or agree to settle any proceeding before any governmental authority that creates or imposes any material continuing obligation or restriction on the business of the Company or its subsidiaries;

     - modify, change or otherwise alter in any material respect the fundamental nature of the business of the Company or its subsidiaries as presently conducted;

     - make or permit any material change to the Company's accounting methods or principles, except as required by GAAP; or

     - otherwise commit to do, or take any action or omit to take any action that would result in, any of the foregoing.

     Stockholders Meetings. In the event that, following the acceptance for payment of and payment for Shares by the Purchaser pursuant to the Offer,
Section 253 of the DGCL is inapplicable and unavailable to effectuate the Merger, the Company shall establish, prior to or as soon as practicable following the execution and delivery of the Merger Agreement, a record date for, duly call, give notice of, convene and hold a special meeting of its stockholders (the "Company Special Meeting") for the purpose of considering the approval of the transactions contemplated by the Merger Agreement and such other matters as may in the reasonable judgment of the Company be appropriate for consideration at the Company Special Meeting. Subject to the Company's right, to withhold, withdraw, modify, change or fail to make its recommendations in favor of the transactions contemplated by the Merger Agreement, the Company's Board of Directors shall recommend that the stockholders of the Company vote in favor of the transactions contemplated by the Merger Agreement and the Company shall include such recommendation in its Proxy Statement. Unless the Company's Board of Directors shall have withheld, withdrawn, modified, changed or failed to make its recommendations in favor of the transactions contemplated by the Merger Agreement, the Company shall use commercially reasonable efforts to secure the vote or consent of stockholders required by the DGCL to effect the transactions contemplated by the Merger Agreement.

     No Solicitation. The Merger Agreement provides that from the date of the Merger Agreement until the earlier of the Effective Time of the Merger and the termination of the Merger Agreement, the Company and its representatives shall not (i) solicit or initiate any offer or proposal (other than an offer or proposal made by Dendrite or its subsidiaries) for a merger, consolidation, recapitalization, liquidation or other business combination involving the Company or the acquisition or purchase of over 50% of any class of equity securities of the Company, or any tender offer or exchange offer that if consummated would result in any person beneficially owning 50% or more of any class of equity securities of the Company, or all or substantially all of the Company's assets (an "Acquisition Proposal"), (ii) engage in discussions or negotiations with, or disclose any non-public information relating to the Company or its subsidiaries or afford access to the properties, books or records of the Company or its subsidiaries to, any person (other than Dendrite or its representatives) concerning an Acquisition Proposal, provided that, in each case, if and to the extent that (A) the Company's Board of Directors concludes in good faith, after consultation with the Company's legal counsel, that such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal (as defined below) and (B) the Company's Board of Directors concludes in good faith, after consultation with the Company's counsel, that the failure to engage in such discussions or negotiations or provide such information or access would be inconsistent with the fiduciary duties of the Company's Board of Directors under applicable law, then the Company may participate in discussions or negotiations regarding such Acquisition Proposal, provide non-public information with respect to the Company and its subsidiaries, and afford access to the properties, books or records of the Company and its subsidiaries. Upon its receipt thereof, except to the extent prohibited by nondisclosure agreements in effect as of the date hereof, the Company shall promptly provide Dendrite with a copy of any written Acquisition Proposal received and a written statement with respect to any non-written Acquisition Proposal received, which statement shall include the identity of the parties making the Acquisition Proposal and the terms thereof, and shall promptly advise Dendrite of any material modification or proposed modification thereto. A "Superior Proposal" shall mean a bona fide written Acquisition Proposal which the Company's Board of Directors believes in good faith, after consultation with the Company's financial advisor and taking into account all factors deemed relevant by the Board of Directors, including the likelihood that any transaction will be consummated, is more favorable to the Company's stockholders as compared to the transactions contemplated by the Merger Agreement (including any alternative proposal offer by Dendrite in response thereto).

     Except as described below, the Company may not (I) withhold, withdraw, modify or change in a manner adverse to Dendrite, or fail to make, its recommendation in favor of the transactions contemplated hereby or (II) approve or recommend any Acquisition Proposal. Notwithstanding the foregoing, if the Company's Board of Directors concludes in good faith, after consultation with the Company's counsel, that the failure to withhold, withdraw, modify or change its recommendation in favor of the transactions contemplated thereby or the failure to approve or recommend such Acquisition Proposal, as the case may be, would be inconsistent with the fiduciary duties of the Company's Board of Directors under applicable law, then the Company's Board of Directors under the applicable law may withdraw, modify or change its recommendation of the transactions contemplated thereby and/or approve or recommend such Acquisition Proposal, but in the case of approval or recommendation of an Acquisition Proposal only (i) after providing written notice to Dendrite advising Dendrite that the Company's Board of Directors has received a Superior Proposal, specifying, to the extent not prohibited by the provisions of nondisclosure agreements in effect as of the date of the Merger Agreement that have not been waived by the counterparty thereto, the material terms and conditions of such Superior Proposal and the individual, corporation, partnership, firm, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, governmental authority or other entity (for purposes of this section collectively referred to as "Person") making such Superior Proposal, (ii) if the Person making such Superior Proposal has any right (including, without limitation, under any nondisclosure agreement in effect as of the date of the Merger Agreement) that would prohibit the Company from disclosing to Dendrite the material terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal, such Person has waived in writing such right, and (iii) if Dendrite does not within three (3) business days after Dendrite's receipt of such notice, deliver in writing to the Company an improved proposal that the Company Board of Directors determines in good faith, after consultation with the Company's counsel, to be at least as favorable to the Company's stockholders as the competing Superior Proposal. Dendrite hereby waives any right it has, and any obligation the Company has (including, without limitation under the Confidentiality Agreement (as defined below)), that would prohibit the Company from disclosing to any Person making an Acquisition Proposal the material terms and conditions of any improved proposal delivered by Dendrite in response to such Acquisition Proposal and the fact that it is Dendrite making the improved proposal.

     Nothing contained in the Merger Agreement shall prohibit the Company or the Company's Board of Directors from taking and disclosing to its stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Securities Exchange Act of 1934 or from making any disclosure required by applicable law.

     In addition, the Merger Agreement provides that the Company shall cease and cause to be terminated any existing discussions or negotiations with any third party (other than Dendrite) conducted heretofore with respect to any Acquisition Proposal, except the Company shall use its commercially reasonable efforts to cause any such parties in possession of confidential information about the Company that was furnished by or on behalf of the Company in connection with any Acquisition Proposal to return or destroy all such information in the possession of any such Person or in the possession of any representative of any such Person.

     Termination of Cegedim Merger Agreement. Simultaneously with the execution of the Merger Agreement, (i) the Company terminated the Cegedim Merger Agreement, and (ii) Dendrite paid a termination fee of $1,095,000, that was due under the Cegedim Merger Agreement as a result of such termination. The Company and Dendrite also executed a Settlement Agreement, as required by the Merger Agreement, whereby certain litigation initiated by Dendrite against the Company was suspended pending the closing of the Merger, at which time such litigation would be dismissed by Dendrite.

     Best Efforts. The Merger Agreement requires each of Dendrite, the Purchaser and the Company to use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to consummate and make effective the transactions contemplated by the Merger Agreement, including using its best efforts: (i) to obtain, in addition to securing approvals and termination of any waiting period specified below, any licenses and permits as are required in connection with the consummation of the transactions contemplated by the Merger Agreement; (ii) to effect, in addition to securing approvals and termination of any waiting period specified below, all necessary registrations and filings; (iii) to defend, resolve or settle any lawsuits or other legal proceedings, whether judicial or administrative, whether brought by private parties or governmental authorities or officials, challenging the Merger Agreement or the consummation of any other transactions contemplated thereby; (iv) to furnish to each other such information and assistance and to consult with respect to the terms of any registration, filing, application or undertaking as may be reasonably requested in connection with the foregoing and
(v) to amend the Merger Agreement and take any related actions to change the method with which Dendrite acquires the Company, including without limitation, terminating the Offer and conducting a merger under Section 251 of the DGCL.

     Each party to the Merger Agreement shall (i) make all pre-merger filings (if any) required of it or any of its affiliates under any applicable requirements of any non-U.S. antitrust, competition, merger or investment control or other pre-merger statutes or regulations ("Non-U.S. Merger Control Regulations") in connection with the Merger Agreement and the transactions contemplated thereby as soon as practicable, but in any event no later than fifteen calendar days following the date of the Merger Agreement, (ii) comply at the earliest practicable date and after consultation with the other parties thereto with any request for additional information or documentary material received by it or any of its affiliates from any applicable governmental authority, (iii) cooperate with one another in connection with any filing under any applicable Non-U.S. Merger Control Regulations, and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by the Merger Agreement initiated by any governmental authority and
(iv) use its best efforts to secure the termination of any waiting periods, and the receipt of any clearances, approvals or confirmations from governmental authorities under any applicable Non-U.S. Merger Control Regulations in order to permit the consummation of the transactions contemplated thereby at the earliest possible date but in no event later than the termination date of the Merger Agreement. For purposes of this section, without limiting the foregoing, best efforts shall include the following: (A) proffer by Dendrite of its willingness to agree to divest any and all of the businesses or assets of it or its subsidiaries or affiliates or of the Company or its subsidiaries, (B) Dendrite's acceptance of an agreement to hold any subsidiary or asset separate, and/or (C) Dendrite's agreement to amend or terminate such existing licenses or other intellectual property agreements (other than a termination that would result in a breach of a license or intellectual property agreement with a third party), and to enter into such new licenses or other intellectual property agreements (and, in each case, to enter into agreements with the relevant governmental authorities giving effect thereto), as may be required in any proceeding, whether judicial or administrative, and whether required by any applicable governmental authority in connection with the transactions contemplated by the Merger Agreement or any other agreement contemplated thereby.

     Director's and Officer's Indemnification and Insurance. The Merger Agreement provides that, from and after the Effective Time of the Merger:

          (a) The Surviving Corporation and Dendrite shall (i) indemnify and hold harmless all past and present directors and officers of the Company and its subsidiaries (A) to the same extent such Persons are indemnified as of the date hereof by the Company pursuant to the Company's certificate of incorporation and bylaws as in existence on the date hereof (including for acts or omissions occurring in connection with the negotiation, approval, performance and termination, as applicable, of the Purchase Agreement dated as of March 16, 2003 between Cegedim and the Company, the Cegedim Merger Agreement, the Merger Agreement, and the consummation of the transactions contemplated thereby and the taking of any action or performance of any obligation related to, or in connection with, any proposal for the acquisition of all or substantially all of the assets or stock of the Company) and (B) without limitation to clause (A), to the fullest extent permitted by law, for any costs or expenses (including advancing attorney's fees and expenses to the fullest extent permitted by law) judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any proceeding, in each case arising out of, relating to or in connection with acts or omissions occurring or alleged to have occurred whether prior to or after the Effective Time of the Merger, and in the event of any such proceeding, Dendrite and the Surviving Corporation shall cooperate with the indemnified party in the defense of any such proceeding,
     (ii) include and cause to be maintained in effect in the Surviving Corporation's (or any successor's) certificate of incorporation and bylaws after the Effective Time of the Merger, a provision regarding the elimination of liability of directors and the indemnification of the indemnified parties which are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions contained in the current certificate of incorporation and bylaws of the Company and
     (iii) cause to be maintained for a period of at least six (6) years after the Effective Time of the Merger the Company's existing directors' and officers' liability insurance policy ("D&O Insurance"); provided that (V) Dendrite may substitute therefor policies with a reputable insurer of substantially similar coverage and amounts containing terms no less advantageous to the indemnified parties, (W) if the existing D&O Insurance expires or is canceled during such period, Dendrite and the Surviving Corporation will use their commercially reasonable efforts to obtain substantially similar D&O Insurance with a reputable insurer, (X) in no event shall Dendrite or the Surviving Corporation be required to expend on an annual basis more than 275% of the last annual premiums paid by the Company immediately prior to the Effective Time of the Merger to maintain or procure D&O Insurance pursuant to the Merger Agreement and (Y) if the annual premium of such D&O Insurance would exceed the maximum premium amount, Dendrite or the Surviving Corporation shall use their commercially reasonable best efforts to obtain a policy with the greatest coverage available for an annual cost equal to but not exceeding the maximum premium amount; and provided further, however, that
     (Z) the obligations of Dendrite and the Surviving Corporation under the Merger Agreement to maintain the D&O Insurance will be deemed to be satisfied if Dendrite causes the Surviving Corporation to procure (including the timely payment of all required costs and premiums) the 6 year Discovery Period (as such term is defined in the D&O Insurance policy) available to the Company under the D&O Insurance policy.

          (b) Dendrite shall assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and shall cause the Surviving Corporation to honor the covenants relating to indemnity specified in the provisions governing D&O Insurance of the Merger Agreement.

          (c) The Company shall pay all reasonable expenses, including reasonable attorneys' fees, that may be incurred by any indemnified party in enforcing the indemnity and other obligations in the applicable provision of the Merger Agreement.

          (d) The rights of each indemnified party shall be in addition to, and not in limitation of, any other rights such indemnified party may have under the certificate of incorporation or bylaws of the Company, any other indemnification arrangements, the DGCL or otherwise. The provisions governing D&O Insurance shall survive consummation of the Merger and expressly are intended to benefit each of the indemnified parties.

          (e) In the event Dendrite, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or Surviving Corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either case, proper provision shall be made so that the successors and assigns of Dendrite or the Surviving Corporation, as the case may be, shall assume the relevant obligations pursuant to the Merger Agreement.

          (f) Prior to the Effective Time of the Merger, the Company may procure (including the timely payment of all required costs and premiums) the 6 year Discovery Period (as such term is defined in the D&O Insurance policy) available to the Company under its D&O Insurance policy. The obligations of Dendrite and the Surviving Corporation under the Merger Agreement will be deemed satisfied if the Company procures such 6 year Discovery Period (including the timely payment of all required costs and premiums) available to the Company under its D&O Insurance policy.

     Continuity of Employment and Benefits. Prior to or at the Effective Time of the Merger, Dendrite has agreed to not take any action to cause the Company or any of its subsidiaries to terminate the employment of any employee, and neither the Company nor its subsidiaries shall be under any obligation to terminate any employee prior to or at the Effective Time of the Merger.

     At the Effective Time of the Merger and for at least one year thereafter, Dendrite shall provide, or shall cause the Surviving Corporation to provide, or cause the Surviving Corporation to provide, the employees of the Surviving Corporation with compensation and welfare and pension benefits that in the aggregate are substantially comparable to those provided to such employees immediately prior to the Effective Time of the Merger. Notwithstanding the foregoing, nothing therein shall be construed to require Dendrite or the Surviving Corporation to employ any employee or to limit or restrict the ability of Dendrite or the Surviving Corporation to terminate the employment of any employees or to amend or terminate any Benefit Plan following the Effective Time of the Merger. Dendrite shall, or shall cause the Surviving Corporation to, (i) credit, to the extent allowed, the continuing employees for periods of services with the Company and its subsidiaries for eligibility and vesting purposes under any benefit plans of Dendrite or its affiliates in which the employees are offered the opportunity to participate and (ii) credit, to the extent allowed, the continuing employees for any amounts paid in the year in which the Closing Date occurs for purposes of any deductibles or out of pocket expenses incurred under any Benefit Plans.

     Dendrite has agreed to assume, or cause the Surviving Corporation to assume certain Company severance policies (the "Severance Plans") and shall maintain such policies, without adverse amendment thereto, for at least one year after the Effective Time of the Merger, and shall make severance payments and pay severance-related benefits to (i) any employee who is terminated by Dendrite or the Surviving Corporation during such one-year period in accordance with the terms of such policies and (ii) if required by applicable law or a Severance Plan, any employee who does not accept employment with Dendrite or the Surviving Corporation or objects to the transfer under local labor law, or whose employment does not continue by operation of law.

     Conditions to the Merger. The Merger Agreement provides that the respective obligation of each party to effect the Merger shall be subject to the satisfaction or waiver at or prior to the closing date of the Merger of the following conditions:

     - Purchaser shall have accepted for payment and paid for all Shares validly tendered in the Offer and not withdrawn;

     - no order, writ, injunction, judgment, decree or ruling entered, issued, made or rendered by any court, administrative agency, arbitration tribunal or other governmental authority of competent jurisdiction ("Order") of any nature that is in effect that restrains or prohibits the consummation of the Merger, provided that the parties invoking this condition shall have used their best efforts to have such Order vacated or denied, including complying with the covenants described under "Best Efforts" above; and

     - the affirmative vote of the holders of a majority of the total number of outstanding Shares shall have been obtained, if Section 253 of the DGCL is unavailable and inapplicable to effect the Merger without a vote of the stockholders of the Company.

     Termination. The Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the consummation of the Offer:

     - by mutual written consent of Dendrite and the Company, by action of their respective boards of directors;

     - by either the Company or Dendrite if the consummation of the Offer shall not have occurred on or before October 1, 2003; provided, however, that the right to terminate the Merger Agreement under this paragraph shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the primary cause of the failure of such consummation to occur on or before such date;

     - by either the Company or Dendrite if any governmental authority shall have issued an Order or taken any other action (which the parties to the Merger Agreement shall have used best efforts to resist, resolve or lift) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such Order shall have become final and nonappealable; provided, however, that the right to terminate the Merger Agreement under this paragraph shall not be available to any party whose failure to comply with the covenants described under "Best Efforts" above has been the primary cause of such action or inaction;

     - by Dendrite if the Company's Board of Directors (i) shall withdraw, or modify or change in any manner materially adverse to Dendrite, its recommendation to the stockholders of the Company that they approve the transactions contemplated by the Merger Agreement, or (ii) shall approve or recommend an Acquisition Proposal or (iii) shall have failed to deliver the termination notice to Cegedim as required under the Merger Agreement;

     - by the Company if the Company's Board of Directors, subject to the non-solicitation provisions in the Merger Agreement, shall approve a Superior Proposal which has not been submitted by Dendrite;

     - by Dendrite, if neither Dendrite nor Purchaser is in material breach of its obligations under the Merger Agreement, and if (i) at any time that any of the representations and warranties of the Company become untrue or inaccurate such that the second bullet point under Section 14 ("Certain Conditions to the Offer") would not be satisfied, or (ii) there has been a breach on the part of the Company of any of its covenants or agreements contained in this Merger Agreement such that the third bullet point under
       Section 14 ("Certain Conditions to the Offer") would not be satisfied, and, in both case (i) and case (ii), such breach has not been cured within 30 days after notice to the Company from Dendrite;

     - by the Company, if it is not in material breach of its obligations under the Merger Agreement, and if (i) at any time that any of the representations and warranties of Dendrite or Purchaser herein become untrue or inaccurate, or (ii) there has been a breach on the part of Dendrite or Purchaser of any of its covenants or agreements contained in this Merger Agreement, and in both case (i) and case (ii), such breach has not been cured within 30 days after notice to Dendrite from the Company; or

     - by either the Company or Dendrite if the Offer shall have expired without Purchaser accepting for payment any Shares in compliance with the Merger Agreement.

     Effect of Termination. In the event of the termination of the Merger Agreement by either Dendrite or the Company in accordance with its terms, the Merger Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party thereto, except for the Termination Fee (as defined below), if applicable, and as otherwise set forth in the Merger Agreement, and except that nothing set forth in the Merger Agreement shall relieve any party from liability for intentional material breach of any of the representations, warranties, covenants or agreements set forth in the Merger Agreement.

     Fees and Expenses. Except as set forth in the Merger Agreement all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.

     Dendrite and the Company agree that the Company , in order to reimburse Dendrite for the amount it paid with respect to the termination of the Cegedim Merger Agreement, shall pay to Dendrite the sum of $1,095,000, (the "Termination Fee") solely as follows: (i) if the Company shall terminate the Merger Agreement after the Company's Board of Directors has approved a Superior Proposal which has not been submitted by Dendrite; (ii) if Dendrite shall terminate the Merger Agreement after the Company's Board of Directors shall have withdrawn, modified or changed in any manner materially adverse to Dendrite, its recommendation to the stockholders of the Company that they approve the transactions contemplated by the Merger Agreement; or (iii) if (A) either party shall terminate the Merger Agreement if the consummation of the Offer shall not have occurred on or before October 1, 2003 under circumstances where the Minimum Condition has not been satisfied, provided, however, that the right to so terminate shall not be available to a party whose failure to fulfill any obligation under the Merger Agreement has been the primary cause of the failure of such consummation to occur on or before such date, (B) at any time after the date of the Merger Agreement and at or before the expiration of the Offer, a bona fide Acquisition Proposal shall have been made public and not been withdrawn, and (C) within 12 months of the termination of the Merger Agreement, the Company consummates an Acquisition Proposal with a third party.

     Amendment. The Merger Agreement provides that it may be amended, modified and supplemented by a written instrument authorized and executed on behalf of the parties at any time prior to the Effective Time of the Merger.

CONFIDENTIALITY AGREEMENT

     The Company and Dendrite entered into a confidentiality agreement (the "Confidentiality Agreement"), effective as of August 14, 2002, in connection with the consideration of a possible negotiated transaction regarding the acquisition by Dendrite of certain assets of the Company. Under the Confidentiality Agreement, Dendrite agreed, subject to certain exceptions, to keep confidential any non-public information concerning the Company and the Company agreed, subject to certain exceptions, to keep confidential any non-public information concerning Dendrite. Dendrite has also agreed to certain standstill restrictions until August 14,

2003. This summary and description of the material terms of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as an exhibit to this Schedule TO.

AMENDMENT NO. 2 TO RIGHTS AGREEMENT

     On May 9, 2003 the Company entered into an amendment to the Rights Agreement to (i) provide that the provisions of the Rights Agreement would not be triggered by the execution and delivery of the Merger Agreement or the consummation of either the Offer or the Merger and (ii) and to rescind the exemption from the Rights Agreement with regard to the consummation of Cegedim's previous tender offer and merger agreement by terminating Amendment No. 1 to the Rights Agreement. This summary and description of the material terms of the amendment to the Rights Agreement is qualified in its entirety by reference to such amendment, which was filed as an exhibit to the Form 8-K filed by the Company with the SEC in connection with the Offer.

IMS AGREEMENT

     In connection with the Merger Agreement, on May 8, 2003, IMS Health Incorporated ("IMS"), the Company's former parent company, and the Company entered into an agreement whereby (i) IMS acknowledged that it did not object to the transactions contemplated between the Company and Dendrite, (ii) the parties agreed that upon consummation of the transactions, that the Distribution Agreement, dated August 31, 2000, between the Company and IMS would be amended by deleting Section 2.16, which contains certain non-competition provisions,
(iii) IMS was granted an option, which may be exercised at any time for a period of six month following the consummation of the transactions, to extend the Cross License Agreement for Pharbase on the same terms as currently provided in the such Cross License, (iv) the parties agreed to enter into an extension of the Xponent Data License upon the consummation of the transactions contemplated by the Merger Agreement, and (vi) Dendrite and the Company agreed to pay IMS (A) $2 million plus (B) the present value of $7 million (discounted from January 1, 2005 at a discount rate of 6.5%) in full satisfaction of all liabilities of the Company under Section 2.1(j) of the Distribution Agreement, such amount to be paid at the closing of the transactions contemplated by the Merger Agreement.

     Through an arrangement with IMS, the Company has instant access to the leading (based on the number of sales representatives that use it as a targeting tool) physician prescribing database, Xponent(TM). This access enables the Company to provide unique services to its clients that set the standard for the targeting of marketing programs to physicians. The Company also provides services from Pharbase(SM), the industry-leading (based upon number of licensed customers) reference medical database used in pharmaceutical sales and marketing. Pharbase(SM) is a syndicated database which is updated and validated daily by a team of operators in each country, providing a level of accuracy that cannot be achieved by in-house databases.

SETTLEMENT AGREEMENT

     The Company, Dendrite and each member of the Company's Board of Directors entered into a Settlement Agreement, dated May 9, 2003, that provides that the lawsuit filed by Dendrite on April 21, 2003 against the Company and each member of the Company's Board of Directors will be suspended pending the closing of the Offer, at which time the lawsuit will be terminated and the claims thereunder will be released.

11.  PURPOSE OF THE OFFER; PLANS FOR THE COMPANY AFTER THE OFFER AND THE MERGER.

     Purpose of the Offer. The purpose of the Offer is to enable Dendrite to acquire as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company. The purpose of the Merger is for Dendrite to acquire all remaining Shares not purchased pursuant to the Offer. Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Dendrite.

     Under the DGCL, the approval of the Company's Board of Directors is required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. Unless the Merger is consummated pursuant to the "short-form" Merger provisions under Section 253 of the DGCL described below (in which case no vote of the holders of the outstanding Shares is required), the only remaining required corporate action of the Company is the adoption of the Merger Agreement and the approval of the Merger by vote of the holders of a majority of the outstanding Shares. The Company's Board of Directors has unanimously (i) determined that the terms of each of the Offer and the Merger are fair to, and in the best interests of, the holders of the Shares, and (ii) declared the advisability of the Merger Agreement and recommended that the holders of the Shares accept the Offer, tender their Shares pursuant to the Offer and (if required by applicable law) adopt the Merger Agreement.

     Under the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, the Purchaser will be able to approve the Merger without a vote of the Company's stockholders. Accordingly, if the Purchaser acquires at least 90% of the outstanding Shares, it will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without a vote of the Company's stockholders. In such event, Dendrite, the Purchaser and the Company have agreed in the Merger Agreement to take, at the request of the Purchaser, all necessary and appropriate action to cause the Merger to become effective without a meeting of the Company's stockholders. If, however, the Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under the DGCL, a significantly longer period of time would be required to effect the Merger.

     Appraisal Rights. APPRAISAL RIGHTS ARE NOT AVAILABLE IN CONNECTION WITH THE OFFER. However, if the Merger is consummated, stockholders who comply fully with the appraisal procedures set forth in the DGCL, the relevant portions of which are attached to this Offer to Purchase as Annex A, will be entitled to receive cash for the fair value of their Shares, as determined pursuant to the procedures presented by the DGCL. Merely voting against the Merger Agreement will not perfect a stockholder's dissenters' rights. Stockholders are urged to review carefully the dissenting stockholders' rights provisions of Section 262 of the DGCL, a description of which is provided below and the full text of which is attached to this Offer to Purchase as Annex A and incorporated herein by reference. The description below is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL.

     STOCKHOLDERS WHO FAIL TO COMPLY STRICTLY WITH THE APPLICABLE PROCEDURES WILL FORFEIT THEIR APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER.

     If the Merger is consummated, each holder of Shares who properly demands and perfects appraisal rights and who has not voted in favor of the Merger will be entitled to an appraisal by the Delaware Court of Chancery of the fair value of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid. In determining the fair value, the Court may consider all relevant factors. The judicially determined value could be more or less than the consideration to be paid in the Offer and the Merger. Any judicial determination of the fair value could be based upon considerations other than or in addition to the market value of the Shares, including, among other things, asset values and earning capacity. If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, effectively withdraws or otherwise loses the right to appraisal as provided in the DGCL, the Shares of that stockholder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivery to Purchaser of a written withdrawal of the demand for appraisal and a statement of acceptance of the Merger.

     IN VIEW OF THE COMPLEXITIES OF THESE PROVISIONS OF DELAWARE LAW, STOCKHOLDERS WHO ARE CONSIDERING DISSENTING FROM THE MERGER SHOULD CONSULT THEIR OWN LEGAL COUNSEL.

     Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. However, Rule 13e-3 will not be applicable to the Merger or any such other business combination if the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

     Plans for the Company. It is expected that, initially following the Merger, the business and operations of the Company will be continued by the Company substantially as they are currently being conducted. Dendrite will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger, and will take such actions as it deems appropriate under the circumstances then existing. Dendrite intends to seek additional information about the Company during this period.

     Except as indicated in this Offer to Purchase, Dendrite does not have any present plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, any material change in the Company's capitalization or dividend policy or any other material change in the Company's corporate structure or business or composition of the Company's Board of Directors, except that Dendrite intends to review the composition of the boards of directors (or similar governing bodies) of the Company and its subsidiaries and cause the election to such boards of directors (or similar governing bodies) of certain of its representatives.

12.  DIVIDENDS AND DISTRIBUTIONS.

     The Company has not paid dividends since its inception. The Company may not, under the terms of the CapitalSource Facility declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, without prior approval of CapitalSource.

13. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; EXCHANGE LISTING AND EXCHANGE ACT REGISTRATION.

     The purchase of Shares by the Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

     Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of Nasdaq for continued listing and may be delisted from Nasdaq. According to Nasdaq's published guidelines, Nasdaq would consider delisting the Shares if, among other things, the total number of stockholders is less than 400, or the number of publicly held Shares (exclusive of holdings of officers, directors and their immediate families and other concentrated holdings of ten percent or more) should fall below 1,100,000. If as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of Nasdaq for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected. If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or through Nasdaq or other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

     The Shares are currently "margin securities," as such term is defined under the rules of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute "margin securities" for purposes of the margin regulations of the Board of Governors of the Federal Reserve System, in which event such Shares could no longer be used as collateral for loans made by brokers.

     The Shares are currently registered under the Exchange Act. Such registration may be terminated in accordance with Section 12(g)(4) of the Exchange Act upon application by the Company to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement in connection with stockholders' meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of their Shares pursuant to Rule 144 promulgated under the Securities Act. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for NYSE or Nasdaq reporting. The Purchaser currently intends to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

14.  CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other terms of the Offer and subject to the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, payment for, any tendered Shares, and may terminate the Offer in each case, consistent with the terms of the Merger Agreement and not accept for payment any tendered Shares, if (i) the Minimum Condition shall not have been satisfied or waived (pursuant to the Merger Agreement) prior to the expiration of the Offer, (ii) the Merger Agreement shall have been terminated in accordance with its terms or (iii) at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following events shall occur and be continuing and shall not have resulted from the breach by Dendrite or the Purchaser of any of their obligations under the Merger Agreement:

     - there shall be any Order of any nature of any court of governmental authority of competent jurisdiction that is in effect that restrains or prohibits the consummation of the Offer and Merger; provided, that each of Dendrite and the Purchaser shall have used its best efforts to have such Order vacated or denied, including complying with the covenants described under Section 10 ("Background of the Offer; The Merger Agreement -- Best Efforts"); or

     - (i) the representations and warranties of the Company contained in the Merger Agreement shall not be true and correct, except in each case for the failure of any such representation or warranty to be true and correct which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as defined below) and (ii) any such inaccuracy has not been cured; or

     - (i) the Company shall have breached or failed to perform any obligation or to comply with any agreement, covenant or condition of the Company to be performed by or complied with by it under the Merger Agreement, (ii) any such breach or failure would reasonably be expected to have a Material Adverse Effect and (iii) any such breach or failure has not been cured; or

     - except as indicated in the Company Disclosure Schedule delivered by the Company to Dendrite, there shall have occurred a Material Adverse Effect;

which in the reasonable judgment of Dendrite or the Purchaser, in any such case, makes it inadvisable to proceed with the Offer and/or with acceptance for payment of or payment for Shares.

     Subject to the terms of the Merger Agreement, the foregoing conditions are for the sole benefit of Dendrite and the Purchaser, and may (except for the Minimum Condition) be waived by Dendrite or the Purchaser, in whole or in part, at any time and from time to time in the sole discretion of Dendrite or the Purchaser. The failure by Dendrite or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     As used herein:

     "Material Adverse Effect" is, when used in connection with the Company or any of its subsidiaries, any event, change, circumstance or effect that is materially adverse to the financial condition or results of operations of the Company and its subsidiaries taken as a whole, excluding any effects related to or resulting from (i) events affecting the United States or global economy or capital or financial markets generally, (ii) changes in conditions in the industries in which the Company and its subsidiaries or its customers operate,
(iii) changes in laws or in the authoritative interpretations thereof or in regulatory guidance related thereto, (iv) earthquakes or similar catastrophes, or acts of war, sabotage, terrorism, military action or any escalation or worsening thereof, (v) the Merger Agreement, the announcement thereof, the transactions contemplated hereby and the identity or involvement by Dendrite, the Purchaser or their respective affiliates, or (vi) the termination of the Cegedim Merger Agreement and the transactions contemplated thereby, or (vii) any of those matters set forth in Section 1.1(iii) of the Company Disclosure Schedule to the Merger Agreement; it being understood that the matters set forth in clauses (i) through (vii) are not in and of themselves a Material Adverse Effect, and shall not result in the breach of a representation or warranty contained in the Merger Agreement and shall not give rise to a right of Dendrite to terminate the Merger Agreement.

15.  CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS

     General. Based upon its examination of publicly available information with respect to the Company, the review of certain information furnished by the Company to Dendrite and discussions of representatives of Dendrite with representatives of the Company during Dendrite's investigation of the Company (see Section 10 ("Background of the Offer the Merger Agreement")), neither the Purchaser nor Dendrite is aware of any license or other regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer or, except as set forth below, of any approval or other action by any domestic (federal or state) or foreign governmental, administrative or regulatory authority or agency that would be required prior to the acquisition of Shares by the Purchaser pursuant to the Offer. Should any such approval or other action be required, it is the Purchaser's present intention to seek such approval or action. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, the Purchaser or Dendrite or that certain parts of the businesses of the Company, the Purchaser or Dendrite might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken. The Purchaser's obligation under the Offer to accept for payment, and pay for, Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this
Section 15 ("Certain Legal Matters and Regulatory Approvals"). See Section 14 ("Certain Conditions of the Offer").

     State Takeover Laws. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (generally a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock or an affiliate or associate thereof) from engaging in a "business combination" (defined to include Mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. The Company's Board of Directors has approved the Merger Agreement and the Purchaser's acquisition of Shares pursuant to the Offer and the Merger. Therefore, Section 203 of the DGCL is inapplicable to the Offer or the Merger.

     A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. Mite Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal district court in Oklahoma ruled that the Oklahoma takeover statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a Federal district court in Florida held in Grand Metropolitan plc v. Butterworth that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

     The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted takeover laws. The Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not attempted to comply with any such laws. Should any person seek to apply any state takeover law to the Offer or the Merger, the Purchaser reserves the right to challenge the validity or applicability of any such statute in appropriate court proceedings or otherwise, and nothing contained in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event it is asserted that one or more state takeover laws applies to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer and the Merger. In such case, the Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered. See
Section 14 ("Certain Conditions of the Offer").

16.  FEES AND EXPENSES.

     Except as set forth below, the Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

     Advest, Inc., is acting as Dealer Manager for the Offer. Dendrite has agreed to pay Advest, Inc. for acting as Dealer Manager $50,000 upon commencement of the Offer and $75,000 should the Company's stockholders validly tender 90% or more of the outstanding Shares. Dendrite has also agreed to reimburse Advest, Inc. for all reasonable out-of-pocket expenses incurred by it, including the reasonable fees and expenses of legal counsel, and to indemnify Advest, Inc. against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

     The Purchaser and Dendrite have retained Strategic Stock Surveillance, LLC, as the Information Agent, and American Stock Transfer & Trust Co., as the Depositary, in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners.

     The Information Agent and the Depositary will receive reasonable and customary compensation for their services in connection with the Offer, plus reimbursement for their reasonable out-of-pocket expenses, and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

     Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary handling and mailing expenses incurred by them in forwarding material to their customers.

17.  MISCELLANEOUS.

     The Purchaser is not aware of any jurisdiction where the making of the Offer or the acceptance of Shares pursuant thereto is prohibited by any administrative or judicial action or by any valid law of such jurisdiction. If the Purchaser becomes aware of any valid law of a jurisdiction prohibiting the making of the Offer or the acceptance of Shares pursuant thereto; the Purchaser will make a good faith effort to comply with such law. If, after such good faith effort, the Purchaser cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF DENDRITE, THE PURCHASER OR THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Dendrite and the Purchaser have filed with the SEC the Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 7 ("Certain Information Concerning the Company") (except that they will not be available at the regional offices of the SEC).

                             AMGIS ACQUISITION CO.

May 16, 2003

Facsimiles of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or his, her or its broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth on the last page of this Offer to Purchase.

                                   SCHEDULE I

          INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
                     OF DENDRITE AND AMGIS ACQUISITION CO.

     1. Directors and Executive Officers of Dendrite. The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employment during the last five years, of each director and executive officer of Dendrite. Unless otherwise indicated, (i) the current business address of each person is Dendrite International, Inc., 1200 Mt. Kemble Avenue, Morristown, NJ 07960 and (ii) all directors and executive officers are United States citizens.

DIRECTORS OF DENDRITE

NAME                         POSITION                       ADDITIONAL INFORMATION
--------------------  -----------------------   -----------------------------------------------
John E. Bailye        Chief Executive Officer   Has served as Chief Executive Officer and a
                      and Director              director since Dendrite's founding in 1987 and
                                                since 1991 in the additional position of
                                                Chairman of the Board. Prior to 1987, Mr.
                                                Bailye served as a Managing Director of
                                                Foresearch Pty., Limited, a consulting company
                                                to the pharmaceutical industry in Australia.
                                                Mr. Bailye served in that capacity from the
                                                time he acquired Foresearch in 1976 until he
                                                sold the company in 1986. Mr. Bailye holds a
                                                Bachelor of Commerce in Finance, Marketing and
                                                Business from the University of New South
                                                Wales.

John A. Fazio         Director                  Has served as a director of Dendrite since
                                                March 2003. Mr. Fazio served in various
                                                accounting, auditing, consulting and
                                                administrative capacities with
                                                PricewaterhouseCoopers ("PwC") from 1966 until
                                                his retirement in 2000, including Senior
                                                General Practice Partner and a National
                                                Business Leader in PwC's pharmaceutical
                                                practice, Vice Chairman, International and head
                                                of PwC's Strategic Risk Services practice. Mr.
                                                Fazio is past Chairman of the Accounting and
                                                Auditing Standards Committee of the New Jersey
                                                Society of Certified Public Accountants, the
                                                State Society's senior technical committee. He
                                                is also a member of the American Institute of
                                                Certified Public Accountants and the Institute
                                                of Management Accountants. Mr. Fazio became a
                                                director of ImClone Systems Inc. in February
                                                2003. Mr. Fazio is a Certified Public
                                                Accountant and Certified Management Accountant,
                                                and holds a Bachelor of Science in Accounting
                                                from Penn State University and Masters Degree
                                                in Accounting from Ohio State University.

NAME                         POSITION                       ADDITIONAL INFORMATION
--------------------  -----------------------   -----------------------------------------------
Bernard M. Goldsmith  Director                  Has served as a director of Dendrite since
                                                1996. In 1986, he founded Updata Capital, Inc.,
                                                an investment banking firm focused on mergers
                                                and acquisitions in the information technology
                                                industry. Mr. Goldsmith currently serves as
                                                Managing Director of Updata. Mr. Goldsmith also
                                                founded Updata Software Company where he served
                                                as Chief Executive Officer from 1986 to 1988
                                                and CGA Computer, Inc. where he served as
                                                Chairman and Chief Executive Officer from 1968
                                                to 1986. Mr. Goldsmith is also a director of
                                                AlphaNet Solutions, Inc. Mr. Goldsmith holds a
                                                Bachelor of Arts in Business Administration
                                                from Rutgers University.

Edward J. Kfoury      Director                  Has served as a director of Dendrite since
                                                1997. Prior to joining Dendrite as a director,
                                                Mr. Kfoury served as a division President and
                                                Vice President of IBM Corporation from 1988
                                                through 1993 and in various other positions
                                                with IBM from 1963 to 1988. Mr. Kfoury is a
                                                director of Mapics, Inc. and various privately
                                                held companies. Mr. Kfoury is also a trustee of
                                                the Maine Chapter of the Nature Conservancy, an
                                                advisory trustee of the Maine Audubon Society
                                                and President of Rangeley Lakes Heritage Trust.
                                                Mr. Kfoury holds a Bachelor of Business
                                                Administration in Marketing from the University
                                                of Notre Dame.

Paul A. Margolis      Director                  Has served as a director of Dendrite since
                                                1993. Mr. Margolis is a general partner of
                                                Longworth Venture Partners, a venture capital
                                                company which invests in software and business
                                                services companies. Mr. Margolis founded Marcam
                                                Corporation in 1980 and was its Chairman,
                                                President and Chief Executive Officer until
                                                1996 and a director of Marcam until 1998. Mr.
                                                Margolis holds a Bachelor of Arts from Brown
                                                University and an M.B.A. from Harvard Business
                                                School.

John H. Martinson     Director                  Has served as a director of the Company since
                                                1991. In 1986, he founded the Edison Venture
                                                Funds and currently serves as managing partner
                                                of the Edison Venture Funds. Mr. Martinson is
                                                also a director of various privately held
                                                companies. He is the former Chairman of the New
                                                Jersey Technology Council and former President
                                                of the National Venture Capital Association.
                                                Mr. Martinson holds a Bachelor of Science in
                                                Aeronautics from the United States Air Force
                                                Academy, an M.S. in Astronautics from Purdue
                                                University and an M.B.A. from Southern Illinois
                                                University.

NAME                         POSITION                       ADDITIONAL INFORMATION
--------------------  -----------------------   -----------------------------------------------
Terence H. Osborne    Director                  Has served as a director of Dendrite since
                                                1998. Mr. Osborne serves as a Special Advisor
                                                to General Atlantic Partners, LLC, and until
                                                March 2003 served as Chairman of EYRETEL PLC,
                                                and until March 2001 served as Chairman of the
                                                Board of Prime Response Inc. He is also a
                                                director of Mapics, Inc. and various privately
                                                held companies. From 1996 to 1998, Mr. Osborne
                                                was Chairman of Dr. Solomon's Group PLC. Prior
                                                to this, Mr. Osborne served initially as Vice
                                                President-Europe and subsequently as President
                                                of System Software Associates ("SSA"). Prior to
                                                joining SSA, he was employed by IBM from 1961
                                                in various capacities including vice president
                                                level positions in both the United States and
                                                Europe. Mr. Osborne holds a Bachelor of
                                                Science, with honors, in Pure and Applied
                                                Mathematics from London University.

Patrick J. Zenner     Director                  Has served as a director of Dendrite since
                                                2001. Mr. Zenner served as the President and
                                                Chief Executive Officer of Hoffmann-La Roche,
                                                Inc., a leading research-intensive
                                                pharmaceutical company, from 1993 to 2001. Mr.
                                                Zenner served in various other capacities with
                                                Hoffman-La Roche since 1969, including Senior
                                                Vice President of its pharmaceutical division
                                                from 1992 to 1993, Head of International
                                                Pharmaceutical Marketing from 1988 to 1992 and
                                                Vice President and General Manager of Roche
                                                Laboratories from 1982 to 1988. Mr. Zenner is
                                                also a director of Geron Corporation, Genta
                                                Inc., Praecis Pharmaceuticals Inc., West
                                                Pharmaceutical Services, Inc., First Horizon
                                                Pharmaceutical Corporation, ArQule, Inc.,
                                                CuraGen Corporation, EXACT Sciences Corporation
                                                and Xoma Corporation, a director of Creighton
                                                University and a trustee of Fairleigh Dickinson
                                                University. Mr. Zenner holds a Bachelor of
                                                Science in Business Administration from
                                                Creighton University and an M.B.A. from
                                                Fairleigh Dickinson University.

EXECUTIVE OFFICERS OF DENDRITE

NAME                            POSITION                        ADDITIONAL INFORMATION
----                     -----------------------   ------------------------------------------------
John E. Bailye           Chief Executive Officer   Has served as Chief Executive Officer and
                         and Director              Director since Dendrite's founding in 1987 and
                                                   since 1991 in the additional position of
                                                   Chairman of the Board. Prior to 1987, Mr. Bailye
                                                   served as Managing Director of Foresearch Pty.,
                                                   Limited ("Foresearch"), a consulting company to
                                                   the pharmaceutical industry in Australia. Mr.
                                                   Bailye served in that capacity from the time he
                                                   acquired Foresearch in 1976 until he sold the
                                                   company in 1986. Mr. Bailye served as a market
                                                   researcher for Foresearch prior to 1976. Mr.
                                                   Bailye holds a Bachelor of Commerce in Finance,
                                                   Marketing and Business from the University of
                                                   New South Wales.

Paul L. Zaffaroni        President and Chief       Has served as President and Chief Operating
                         Operating Officer         Officer of Dendrite since October 2001. Prior to
                                                   joining the Company, Mr. Zaffaroni spent 10
                                                   years at Acxiom Corporation, serving in various
                                                   capacities including Corporate Sales Leader,
                                                   Division Leader and Senior Vice President. Prior
                                                   to Acxiom, Mr. Zaffaroni spent 21 years at IBM
                                                   Corporation. Mr. Zaffaroni holds a Bachelor of
                                                   Science in Business Administration from
                                                   Youngstown State University.

Kathleen E. Donovan      Senior Vice President     Has served as Senior Vice President and Chief
                         and Chief Financial       Financial Officer of Dendrite since March 2003.
                         Officer                   Ms. Donovan has been with Dendrite since 1997
                                                   and has previously served as Vice President and
                                                   Acting Chief Financial Officer, Vice President
                                                   and Treasurer, Vice President and Chief
                                                   Financial Officer of American Operations, Vice
                                                   President and Corporate Controller, and Vice
                                                   President of Financial Operations. Prior to
                                                   joining the Company, Ms. Donovan spent 14 years
                                                   at Unisys Corporation, most recently as Director
                                                   of Corporate Financial Planning. Ms. Donovan
                                                   holds a Bachelor of Science in Finance from
                                                   Georgetown University.

Marc Kustoff             Senior Vice President     Has served as Senior Vice President and Chief
                         and Chief Technology      Technology Officer of Dendrite since November
                         Officer                   2000. Prior to joining Dendrite, Mr. Kustoff
                                                   served as Vice President, Information Systems at
                                                   Parke-Davis Pharmaceutical Co., and has held
                                                   information technology management positions at
                                                   Corning Life Sciences, Inc. and Rhone-Poulenc
                                                   Rorer, Inc. Mr. Kustoff holds a Bachelor's
                                                   degree from the State University of New York,
                                                   and Master's degrees from Michigan State and
                                                   Long Island Universities.

NAME                            POSITION                        ADDITIONAL INFORMATION
----                     -----------------------   ------------------------------------------------
Christine A. Pellizzari  Vice President, General   Has served as Vice President, General Counsel
                         Counsel and Secretary     and Secretary of Dendrite since August 2000. Ms.
                                                   Pellizzari served as Associate Counsel of
                                                   Dendrite from 1998 to 2000. Prior to joining the
                                                   Company, Ms. Pellizzari was an Associate at
                                                   Wilentz, Goldman & Spitzer, P.A. from 1995 to
                                                   1998 and was a law clerk to the Honorable
                                                   Reginald Stanton, Superior Court of New Jersey,
                                                   from 1994 to 1995. Ms. Pellizzari holds a
                                                   Bachelor of Arts in Legal Studies from the
                                                   University of Massachusetts at Amherst and a
                                                   Juris Doctorate from the University of Colorado
                                                   School of Law.

Brent J. Cosgrove        Vice President and        Has served as Vice President and Corporate
                         Corporate Controller      Controller of Dendrite since June 2001. Mr.
                                                   Cosgrove has been with Dendrite since 1997 and
                                                   previously served as Director of Investor
                                                   Relations and Director of European Finance. Mr.
                                                   Cosgrove holds a Bachelor of Science in
                                                   Accountancy from Ferris State University.

     2. Directors and Executive Officers of the Purchaser. The sole director of the Purchaser is Christine Pellizzari who is also the President of Purchaser (see biography above for Ms. Pellizzari's biography). The Secretary/Treasurer of the Purchaser is Michael J. Kotran. Michael J. Kotran joined Dendrite in September 2000. Mr. Kotran has served as Secretary/Treasurer since April 17, 2003 and also serves as Corporate Counsel to Dendrite. Prior to joining Dendrite International, Inc. in September 2000, Mr. Kotran was an Associate at Schwartz Simon Edelstein Celso & Kessler, LLP from 1999 to 2000 and was an Associate at Edwards & Antholis from 1997 to 1999. Mr. Kotran holds a Bachelor of Science in Economics from Cook College at Rutgers, The State University of New Jersey and a Juris Doctorate from The Dickinson School of Law of The Pennsylvania State University. The current business address for both Ms. Pellizzari and Mr. Kotran is Dendrite International, Inc., 1200 Mt. Kemble Avenue, Morristown, NJ 07960 and (ii) Ms. Pellizzari and Mr. Kotran are United States citizens.

                        THE DEPOSITARY FOR THE OFFER IS:
                    AMERICAN STOCK TRANSFER & TRUST COMPANY

           By Hand:                  By Overnight Courier:                 By Mail:
        59 Maiden Lane                  59 Maiden Lane                  59 Maiden Lane
          Plaza Level                     Plaza Level                     Plaza Level
   New York, New York 10038        New York, New York 10038        New York, New York 10038

                           By Facsimile Transmission:
                                 (718) 234-5001

                             Confirm by Telephone:
                              Call: (718) 921-8200
                         Call Toll-Free: (800) 937-5449
                             ---------------------
Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of the Guaranteed Delivery may be obtained from the Information Agent. A stockholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                       STRATEGIC STOCK SURVEILLANCE, LLC
                               331 Madison Avenue
                               New York, NY 10017
            Telephone: (866) 657-8728 (toll free) or (212) 850-8151
                         E-Mail: info@dendriteoffer.com

                      The Dealer Manager for the Offer is:

                                  ADVEST, INC.
                         100 Federal Street, 29th Floor
                                Boston, MA 02110
                              Call: (617) 348-2320

                                    ANNEX A
                    SECTION 262 OF DGCL -- APPRAISAL RIGHTS

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the Office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

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

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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